Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Listed Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco Holding S.A. 1st Quarter 2021 Result Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 1st quarter of 2021 ending March 31, 2021 are already available on the Investor Relations website (www.itau.com.br/investor-relations). Additionally, we forward the information described below: • Press Presentation on the quarterly result, scheduled for 05/04/2021 at 8:30 am (Brasília official time) (Attachment 01); • Presentation for public conference calls on the quarterly result, scheduled for Tuesday, 05/04/2021, in Portuguese at 09:00 am (EDT) and in English at 10:30 am (EDT) (Attachment 02); • Institutional Presentation of the 1st quarter of 2021 (Attachment 03). The expectations and tendencies presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control. These information’s strengthen our commitment to transparency in our disclosures to the many strategic audiences we have. São Paulo - SP, May 04, 2021. Renato Lulia Jacob Group Head of Investor Relations and Market Intelligence

Attachment 01 (portuguese only)

Itaú Unibanco Holding S.A. teleconferência com a imprensa 1T21 Milton Maluhy Filho Alexsandro Broedel Renato Lulia Jacob Presidente Chief Financial Officer (CFO) Diretor de Relações com Investidores e Inteligência de Mercado São Paulo, 4 de maio de 2021 destaques do trimestre variação 1T21 vs. 4T20 resultado carteira de crédito recorrente crédito financiamento segmento gerencial imobiliário PF de veículos PF agro R$ 6,4 bi R$ 906,4 bi 12,1% 4,5% 11,2% 18,7% 4,2% ROE margem custo do margem com despesas recorrente com clientes crédito o mercado não decorrentes de juros gerencial 18,5% R$ 16,2 bi R$ 4,1 bi R$ 2,5 bi R$ 12,4 bi 2,4 p.p. 1,0% 31,9% 57,1% 6,6% 2 Corporativo | Interno

carteira de crédito

em R$ bilhões	mar/21	dez/20	Δ	mar/20	Δ
pessoas físicas	261,3	255,6	2,2%	238,1	9,8%
cartão de crédito	82,8	86,3	-4,0%	83,8	-1,3%
crédito pessoal	35,6	35,1	1,6%	37,4	-4,6%
crédito consignado	56,1	55,3	1,4%	50,3	11,5%
veículos	24,4	23,3	4,5%	19,4	25,6%
crédito imobiliário	62,4	55,7	12,1%	47,2	32,4%
micro, pequenas e médias empresas	128,3	127,6	0,6%	104,5	22,7%
crédito bancário	106,7	105,3	1,3%	104,5	2,1%
linhas incentivadas/garantidas - Governo	21,6	22,3	-3,2%	-	-
total pf + micro, pequenas e médias empresas	389,6	383,2	1,7%	342,6	13,7%
grandes empresas	279,0	269,0	3,7%	250,2	11,5%
operações de crédito	185,6	179,0	3,7%	171,9	8,0%
títulos privados	93,4	90,0	3,7%	78,3	19,3%
total Brasil	668,6	652,2	2,5%	592,8	12,8%
América Latina	237,8	217,3	9,4%	195,6	21,6%
total com garantias financeiras e títulos privados	906,4	869,5	4,2%	788,3	15,0%

originação de crédito[1]

	1T21 vs. 4T20	1T21 vs. 1T20
pessoas físicas	- 9%	+ 19%
micro, pequenas e médias empresas	- 21%	- 11%
grandes empresas	+ 4%	+ 7%
total Brasil[2]	- 7%	+ 5%
emissão de títulos privados[3]	- 65%	+ 31%

movimentação da carteira de crédito pessoal

	mar/21 vs. dez/20	mar/21 vs. mar/20
crédito sob medida	- 8%	+ 23%
cheque especial	+ 13%	- 29%
crediário	+ 16%	- 25%

(1) Não considera originação de cartão de crédito, cheque especial, renegociação de dívida e outros créditos rotativos. Média por dia útil no período, exceto para emissão de títulos privados; (2) Não inclui emissão de títulos privados; (3) Considera o volume total das emissões de títulos privados de renda fixa e híbridos, coordenadas pelo Itaú Unibanco no mercado local (inclui volume distribuído).

3

margem financeira com clientes margem financeira com clientes margem financeira com clientes ajustado ao risco margem média anualizada—consolidado margem média anualizada—Brasil 9,2% 11,1% 8,4% 10,2% 7,5% 7,3% 7,3% 9,0% 8,6% 8,5% 5,4% 6,2% 6,2% 4,3% 4,4% 4,5% 5,2% 5,4% 3,7% 4,1% 1T20 2T20 3T20 4T20 1T21 1T20 2T20 3T20 4T20 1T21 variação da margem financeira com clientes em R$ bilhões R$ 0,2 bi 16,0 15,1 15,1 1,1 16,2 0,4 (0,9) (0,1) (0,05) (0,2) (0,05) 4T20 capital de giro 1 operações mix de spread de volume médio Menor América Latina operações capital de giro1 1T21 próprio e outros sensíveis a produtos2 ativos quantidade de e outros3 sensíveis a próprio e outros 4T20 spreads 4T20 dias corridos spreads 1T21 1T21 (1) Inclui o capital alocado às áreas de negócio (exceto tesouraria), além do capital de giro da corporação; (2) Mudança na composição dos ativos com risco de crédito entre períodos no Brasil; (3) Outros considera: efeito da margem financeira de passivos e operações 4 estruturadas do Atacado.

serviços e seguros

em R$ bilhões

	1T21	4T20	Δ	1T20	Δ
cartões de crédito e débito	2,9	3,1	-7,1%	3,0	-4,5%
emissão	2,3	2,4	-4,8%	2,3	-0,9%
adquirência	0,6	0,7	-14,7%	0,7	-15,7%
conta corrente	1,8	1,9	-3,5%	2,0	-7,6%
administração de recursos [1]	1,3	1,4	-7,2%	1,5	-10,6%
assessoria econômico-financeira e corretagem	1,2	1,2	6,9%	0,9	33,2%
operações de crédito e garantias prestadas	0,6	0,6	0,3%	0,6	-1,4%
serviços de recebimento	0,5	0,5	-3,5%	0,5	4,1%
outros	0,4	0,4	0,7%	0,3	24,2%
América Latina (ex-Brasil)	0,8	0,8	4,5%	0,7	14,3%
receitas de serviços [2]	**9,6**	**9,9**	**-2,9%**	**9,5**	**0,5%**
resultado de seguros	**1,5**	**1,4**	**5,5%**	**1,6**	**-5,4%**
serviços e seguros	**11,0**	**11,2**	**-1,9%**	**11,1**	**-0,3%**

(1) Considera receitas de administração de fundos e de administração de consórcios; (2) Inclui as receitas de seguros, previdência e capitalização, após as despesas com sinistros e de comercialização; (3) Fonte: Dealogic, março/2021 ranking de investment banking [3]

1º lugar — **fusões e aquisições**

R$ 130,6 bilhões

em volume transacionado em 9 operações

assessor do maior M&A já anunciado no Brasil, ex-instituições financeiras.

1º lugar — **renda variável**

R$ 6,2 bilhões

de volume emitido em 17 operações

Destaque para transações de empresas tech

construção e execução do mais forte pipeline da história do banco de investimentos principalmente nas transações de mercado de capitais

1º trimestre mais aquecido da história no mercado de capitais intenso volume de IPOs para o período em relação a anos anteriores

5

qualidade de crédito

custo do crédito[1]



custo do crédito anualizado / carteira de crédito[2] - (%)
5,3%
3,9%
3,0%
2,8%
1,9%
10,1
7,8
6,3
6,0
4,1
1T20
2T20
3T20
4T20
1T21

índice de cobertura – NPL 90 dias (%)



atacado Brasil
América Latina
total
varejo Brasil
638%
920%
1013%
952%
835%
247%
341%
470%
519%
443%
239%
281%
339%
320%
298%
193%
212%
253%
236%
230%
mar/20
jun/20
set/20
dez/20
mar/21



NPL 15 - 90 dias - %
* ex-carteira flexibilizada (mar/21)
3,5%
2,4%
3,0%
2,4%
2,8%
3,0%
1,9%
1,7%
1,9%
2,0%
2,6%
1,7%
1,9%
1,8%
2,0%
2,4%
1,7%
2,0%
1,8%
2,0%
1,9%
1,0%
1,1%
1,8%
1,6%
0,7%
0,9%
0,7%
0,6%
0,5%
2,0%
0,8%
mar/20
jun/20
set/20
dez/20
mar/21
NPL 90 dias - %
* ex-carteira flexibilizada (mar/21)
5,1%
5,0%
4,3%
4,2%
3,9%
3,5%
3,2%
2,6%
2,7%
2,7%
3,1%
2,7%
2,2%
2,3%
2,3%
2,3%
2,0%
1,4%
1,7%
2,5%
2,0%
1,4%
1,2%
1,3%
1,5%
1,1%
0,7%
0,5%
0,4%
0,4%
3,2%
1,2%
mar/20
jun/20
set/20
dez/20
mar/21
pessoas físicas
Brasil
total
micro, pequenas e médias empresas
América Latina
grandes empresas

(1) Despesa de provisão para créditos de liquidação duvidosa + recuperação de créditos + impairment + descontos concedidos; (2) Saldo médio da carteira de crédito com avais, fianças e títulos privados considerando-se os dois últimos trimestres.

6

eficiência como pilar estratégico

fortalecimento de cultura

questionamento contínuo
de atividades e processos em busca de ganhos de eficiência

fluxo constante de iniciativas
sendo idealizadas, planejadas e implantadas

programa transversal no banco

desenvolvimento e a implantação de iniciativas que busquem ganhos estruturais de eficiência

16 frentes de trabalho
reuniões quinzenais com participação da liderança sênior do banco metodologia única de trabalho
planejamento detalhado e indicadores para o acompanhamento individual de cada iniciativa

1.200 iniciativas planejadas
revisão, simplificação e otimização de processos, automação de atividades, uso de dados e analytics

+ de 400
em implantação

objetivo
reduzir sequencialmente os custos core do banco nos próximos 3 anos

7

despesas não decorrentes de juros (DNDJ)

em R$ bilhões	1T21	4T20	Δ	1T20	Δ
despesas de pessoal	(4,9)	(5,2)	-5,9%	(4,6)	5,8%
despesas administrativas	(4,0)	(4,4)	-8,7%	(4,0)	-0,9%
outras despesas [1]	(1,5)	(1,7)	-9,6%	(1,8)	-17,2%
total - Brasil	**(10,4)**	**(11,3)**	**-7,6%**	**(10,5)**	**-0,8%**
América Latina (ex-Brasil) [2]	(2,0)	(2,0)	-1,2%	(1,6)	30,2%
despesas não decorrentes de juros	**(12,4)**	**(13,3)**	**-6,6%**	**(12,1)**	**3,2%**

colaboradores



^ 1.809
95.288
96.540
97.097
74.474
72.932
72.626
13.181
12.621
12.682
7.633
10.987
11.789
mar/20
dez/20
mar/21
- 1.848
no Brasil
(ex-tecnologia)
- 499
no exterior
+ 4.156
em tecnologia

variação trimestral com destaque para investimentos

1T21 vs. 4T20



R$ 0,9 bi
(13,3)
2,0
(11,3)
(0,2)
(0,1)
(11,5)
0,5
0,5
0,1
(10,4)
(2,0)
(12,4)
4T20
América Latina
4T20 Brasil
investimento em tecnologia
investimento em negócios
Brasil com investimentos 1T21
programa eficiência
sazonalidade
demais
1T21 Brasil
América Latina
1T21

(1) Considera despesas operacionais e outras despesas tributárias (Inclui IPTU, IPVA, IOF e outros. Não inclui PIS, COFINS e ISS); (2) Não considera a alocação gerencial de custos indiretos.

8

guidance 2021*

Mantivemos inalterados os intervalos de nosso guidance para 2021

	consolidado	Brasil[1]
carteira de crédito total[2]	crescimento entre **5,5%** e **9,5%**	crescimento entre **8,5%** e **12,5%**
margem financeira com clientes	crescimento entre **2,5%** e **6,5%**	crescimento entre **3,0%** e **7,0%**
margem financeira com o mercado	margem entre **R$ 4,9 bi** e **R$ 6,4 bi**	margem entre **R$ 3,3 bi** e **R$ 4,8 bi**
custo do crédito[3]	custo entre **R$ 21,3 bi** e **R$ 24,3 bi**	custo entre **R$ 19,0 bi** e **R$ 22,0 bi**
receita de prestação de serviços e resultado de seguros[4, 5]	crescimento entre **2,5%** e **6,5%**	crescimento entre **2,5%** e **6,5%**
despesas não decorrentes de juros	variação entre **-2,0%** e **2,0%**	variação entre **-2,0%** e **2,0%**
alíquota efetiva de IR/CS	alíquota entre **34,5%** e **36,5%**	alíquota entre **34,0%** e **36,0%**

* O ponto médio das projeções implicaria em um ROE em torno de 17,6%, levando-se em conta outras premissas. Essa informação não deve ser entendida como projeção. (1) Considera unidades externas ex-América Latina; (2) Inclui garantias financeiras prestadas e títulos privados; (3) Composto pelo resultado de créditos de liquidação duvidosa, impairment e descontos concedidos; (4) Receitas de prestação de serviços (+) resultado de operações de seguros, previdência e capitalização (-) despesas com sinistros (-) despesas de comercialização de seguros, previdência e capitalização.; (5) As projeções para 2021 não consideram o resultado de equivalência patrimonial da XP Inc. a partir de fevereiro 2021.

9

banco digital

expansão com qualidade

relacionamentos digitais

novos clientes adquiridos digitalmente

milhões



+1,5
somente em abril/21
3,7
+ 2,5 x
1,4
1T20
1T21

78 pontos
NPS do super app

54%
das contratações[1] de pessoas físicas foram feitas nos canais digitais
+ 70% de contratações vs. mar/20

95%
dos clientes atendidos pelo Assistente Virtual não ligam nas centrais de atendimento

15%
índice de eficiência dos canais digitais em 2020

(1) Considera: crediário, consignado, sob medida, renegociação, aplicações, fundos, cdb, poupança, previdência, câmbio, capitalização, cartão de crédito, consórcio, lis, parcelamento de fatura e seguros cartão protegido, residencial, viagem, vida e prestamista.

10

iti Itaú

banco 100% digital

conta gratuita e diferenciada

- abertura em até 4 min
- conta pagamento
- saque digital no Banco 24Horas
- PIX
- pagamentos
- recarga de celular
- cartão da conta
- cartão de crédito
- crédito pessoal (beta)

technology stack: estado da arte


iti

+ de **6 mi** de clientes em abril de 2021

70% dos clientes tem entre 18 e 35 anos

+ de **3 mi** de novos clientes em 2021

+ de **70%** de clientes na base ativa com chave PIX cadastrada

84% dos clientes sem conta ativa com o Itaú

meta **15 mi** de clientes até o final de 2021

11

expansão relevante saldo da carteira de crédito no agronegócio em R$ bilhões 20,5% 46,5 38,6 PIB do agronegócio + 2x dobrou em 10 anos, 2,0 mar/20 mar/21 sendo 27% no PIB do Brasil em 2020 0,8 principais ações e desafios Em R$ trilhões • análise socioambiental nas operações de agronegócio 2010 2020 • expansão da equipe comercial e cobertura geográfica • evolução do modelo de atendimento > especialização • desenvolvimento de novos produtos e estruturas # clientes 463 2.400 2.400 • escalabilidade de operações de produtores rurais criação do 2019 meta 2021 na segmento agro • atuaremos com o setor de frigoríficos nos prepara para implementação da rastreabilidade de seus uma agenda de fornecedores e suporte às cadeias agroflorestais forte crescimento # pessoas 34 300 nos próximos anos 2.400 agro produtores 2019 meta 2021 NPS 71 total 84 rurais 12 de 09h as 12h horário de Brasília Participações: Conselho de Administração (co-presidentes) Todos os membros do Comitê Executivo 13

Itaú Unibanco Holding S.A. teleconferência com a imprensa 1T21 Milton Maluhy Filho Alexsandro Broedel Renato Lulia Jacob Presidente Chief Financial Officer (CFO) Diretor de Relações com Investidores e Inteligência de Mercado São Paulo, 4 de maio de 2021

Attachment 02

Itaú Unibanco Holding S.A. 1Q21 earnings review Milton Maluhy Filho Alexsandro Broedel Renato Lulia Jacob Chief Executive Office (CEO) Chief Financial Officer (CFO) Group Head of Investor Relations and Marketing Intelligence São Paulo, May 4th, 2021

quarter highlights 1Q21 vs. 4Q20 change credit recurring portfolio mortgages for auto loans for agribusiness managerial individuals individuals segment R$906.4 Bn results 12.1% 4.5% 11.2% 4.2% R$6.4 Bn 18.7% margin with cost of margin with non-interest clients credit the market expenses recurring R$16.2 Bn R$4.1 Bn R$2.5 Bn R$12.4 Bn 1.0% 31.9% 57.1% 6.6% managerial ROE digital clients + than 5 million 18.5% acquisition total clients in March 2021 2.4 p.p. + 3.7 million + than 2 million in 1Q21 new clients in 1Q21 2 Corporativo | Interno

digital bank sustainable expansion 78 points NPS of the super app digital relationships 54% digitally acquired of sales¹ to individuals new clients were made through +1.5 digital channels # million + 70% of sales vs. mar/20 3.7 only in April,2021 95% + 2.5 x of clients served by the virtualassistant do not 1.4 make calls to customer service center 15% efficiency ratio of the 1Q20 1Q21 digital channels in 2020 (1) Includes: installment, payroll , personalized and renegotiation credit lines, investments, funds, time deposits, savings deposits, pension plan, foreign exchange, premium bonds, credit 3 cards, “consórcio”, overdraft, revolving credit and protected card, residential, travel, life and credit life insurance.

iti Itaú + than 100% digital bank 6 MM 70% free and differentiated account clients in of clients are April 2021 between 18 and 35 years old account opening in up to 4 minutes paymentaccount + than + than digital cash withdrawal on ATMs 3 MM 70% PIX (instant transfer) new clients of clients in the active base payments in 2021 with registeredPIX key cell phone credit recharge debit card target creditcard 84% 15 MM personal credit (beta) of clients without an clients until active account with Itaú the end of 2021 technology stack: state-of-the-art 4 strong growth in secured loans

mortgage for individuals

R$10.3 Bn
credit granted in the quarter
^ 39%
1Q21 vs. 4Q20
^ 216%
1Q21 vs. 1Q20

R$62.4 Bn
mortgage balance
^ 12.1%
Mar-21 vs. Dec-20
^ 32.4%
Mar-21 vs. Mar-20



the real estate credit / GDP ratio indicates huge growth potential in Brazil

- **41.9%** loan-to-value
- **interest rate** linked to savings
- **digital** hiring
- **30 points** global NPS
- **socio-environmental analysis** for transactions with developers auto loans

R$6.6 Bn
auto loans granted for individuals and companies in the quarter

R$37.5 Bn
auto loans balance
^ 27.9%
vs. Mar-20



13.2
24.4
Mar-21

^ 32.5%
companies
^ 25.6%
individuals

- **61.6%** loan-to-value (individuals)
- **17.7 thousand** points of sale served
- **30%** through digital channels
- **68 points** global NPS
- special rates for **hybrid and electric vehicles**

5

relevant expansion in credit portfolio balance agribusiness in R$ billion 20.5% 46.5 38.6 Agribusiness GDP has + 2x doubled in 10 years, 2.0 representing27% of Mar-20 Mar-21 Brazil’s GDP in 2020 0.8 In R$ trillion maindevelopments and challenges 2010 2020 • socio-environmental analysis in agribusiness operations • expansion of the commercial team and geographic coverage • evolution of the service model> specialization # clients 463 2,400 • development of new products and structures creation of the 2.400 • scalability of operations by rural producers agribusiness 2019 2021 target • we will partner with meat producers to implement supplier segment traceability and support agroforestry chain sets the stage for a # employees 34 300 strong growth agenda 2.400 in the coming years 2019 2021 target total rural NPS 71 agro 84 producers 6 credit portfolio

In R$ billions	mar-21	dec-20	Δ	mar-20	Δ
individuals	261.3	255.6	2.2%	238.1	9.8%
credit card loans	82.8	86.3	-4.0%	83.8	-1.3%
personal loans	35.6	35.1	1.6%	37.4	-4.6%
payroll loans	56.1	55.3	1.4%	50.3	11.5%
auto loans	24.4	23.3	4.5%	19.4	25.6%
mortgage	62.4	55.7	12.1%	47.2	32.4%
very small, small and middle market loans	128.3	127.6	0.6%	104.5	22.7%
banking loans	106.7	105.3	1.3%	104.5	2.1%
government sponsored/guaranteed facilities	21.6	22.3	-3.2%	-	-
individuals + SMEs loans	389.6	383.2	1.7%	342.6	13.7%
corporate loans	279.0	269.0	3.7%	250.2	11.5%
credit operations	185.6	179.0	3.7%	171.9	8.0%
corporate securities	93.4	90.0	3.7%	78.3	19.3%
total Brazil	668.6	652.2	2.5%	592.8	12.8%
Latin America	237.8	217.3	9.4%	195.6	21.6%
total with financial guarantees and corporate securities	906.4	869.5	4.2%	788.3	15.0%

credit[1] origination

	1Q21 vs. 4Q20	1Q21 vs. 1Q20
individuals	- 9%	+ 19%
very small, small and middle market	- 21%	- 11%
corporate	+ 4%	+ 7%
total Brazil[2]	- 7%	+ 5%
private securities issuance[3]	- 65%	+ 31%

change in personal loans portfolio

	Mar-21 vs. Dec-20	Mar-21 vs. Mar-20
personalized credit	- 8%	+ 23%
overdraft	+ 13%	- 29%
installment credit	+ 16%	- 25%

Note: (1) Does not consider origination of credit card, overdraft, debt renegotiation and other revolving credits. Average origination per working day in the period, except for private securities issuance, (2) Does not include private securities issuance, (3) Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes).

7

financial margin with clients financial marginwithclients risk-adjusted financial margin with clients annualized average margin—consolidated annualized average margin—Brazil 9.2% 11.1% 8.4% 10.2% 7.5% 7.3% 7.3% 9.0% 8.6% 8.5% 5.4% 6.2% 6.2% 4.3% 4.4% 4.5% 5.2% 5.4% 3.7% 4.1% 1Q20 2Q20 3Q20 4Q20 1Q21 1Q20 2Q20 3Q20 4Q20 1Q21 change in the financial margin with clients In R$ billions R$0.2 Bn 16.0 15.1 0.4 15.1 1.1 16.2 (0.9) (0.1) (0.2) (0.05) (0.05) 4Q20 4Q20 4Q20 product mix 2 asset spreads average volume lower volume of Latin America 1Q21 1Q21 1Q21 working capital 1 spread-sensitive calendar days and others3 spread-sensitive working capital 1 and others operations operations and others (1) Includes capital allocated to business areas (except treasury), in addition to the corporation’s working capital, (2) Change in the composition of assets with credit risk between periods in Brazil, (3) Others considers the liability financial margin and structured wholesale operations. 8 Corporativo | Interno

asset management

the most complete product shelf on the market

investments
Mar-21 vs Dec-20, in R$ billion

	open platform	own products	total
Mar-21	326	1,673	R$2 trillion
	^ 7.1%	^ 1.6%	^ 2.5%

Itaú Asset Management

expansion of product distribution via 16 banks and platforms focus on growth in absolute return products through multi-desk total of 15 desks and R$61 billion of AuM

Itaú portfolio with accelerated funding
R$10.6 billion in the quarter and R$30.8 billion in AuM in March-21

Fund of Funds (FoF)

~ R$270 Bn AuM
largest FoF in Brazil

CAGR
26% p.a.
2017 to 2020

149 managers

+ than 1,300 funds under management

in 1Q21, we launched:
- 9 local products
- 4 international products

transformation in the investment journey

ion Itaú

Personal assistance or digital service - digital experience

new investments app

- available to Itaú clients and non-clients
- differential: fund profitability projection for the next 12 months
- the best digital investment experience

a new advisory model

- **transparency:** the client knows how the specialist's remuneration works
- offices across the country (12 in operation) — we are hiring +1.2 thousand specialists
- **complete service** — all products in one place
- **sophistication and expertise in recommending** — simulations, projections and research what is to come:

short term:
- investment aggregator
- integrated broker

medium term:
- transactional journey for fixed income
- account opening

9

commissions and insurance

In R$ billions

	1Q21	4Q20	Δ	1Q20	Δ
credit and debit cards	2.9	3.1	-7.1%	3.0	-4.5%
card issuance	2.3	2.4	-4.8%	2.3	-0.9%
acquiring	0.6	0.7	-14.7%	0.7	-15.7%
current account services	1.8	1.9	-3.5%	2.0	-7.6%
asset management[1]	1.3	1.4	-7.2%	1.5	-10.6%
advisory services and brokerage	1.2	1.2	6.9%	0.9	33.2%
credit operations and guarantees provided	0.6	0.6	0.3%	0.6	-1.4%
collection services	0.5	0.5	-3.5%	0.5	4.1%
other	0.4	0.4	0.7%	0.3	24.2%
Latin America (ex-Brazil)	0.8	0.8	4.5%	0.7	14.3%
commissions and fees	**9.6**	**9.9**	**-2.9%**	**9.5**	**0.5%**
result from insurance operations[2]	**1.5**	**1.4**	**5.5%**	**1.6**	**-5.4%**
commissions, fees and result from insurance	**11.0**	**11.2**	**-1.9%**	**11.1**	**-0.3%**

(1) Includes fund management fees and "consórcio" management fees, (2) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims and selling expenses, (3) Source: Dealogic, March-21.

investment banking ranking[3]

1st place

M&A

R$130.6 billion

financial advisory services in 9 transactions

advisor of the largest M&A in Brazil (ex-financial institutions).

1st place

ECM

R$6.2 billion

volume issued in 17 transactions

highlight for tech companies' transactions

building and execution of the strongest pipeline in the history of the investment bank mainly in capital market transactions

most active 1st quarter in capital market history

intense volume of IPOs compared to previous years

10

credit quality cost of credit¹ coverage ratio –90 days NPL % ratio between the annualized cost of credit and the loan portfolio²—(%) 1013% 952% Wholesale 920% 5.3% Brazil 519% 835% 3.9% 3.0% 638% 470% 2.8% 1.9% 443% Latin 341% 339% 320% America 247% 298% 10.1 7.8 239% 281% 6.3 6.0 4.1 Total 253% 236% 230% Retail 193% 212% 1,2 Brazil 1Q20 2Q20 3Q20 4Q20 1Q21 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 15—90 days NPL—% *exreprofiled 90 days NPL—% *exreprofiled 3.5% portfolio 5.1% 5.0% portfolio 3.0% (Mar-21) (Mar-21) 3.0% 4.3% 4.2% 2.8% 3.9% 2.6% 2.4% 2.0% 3.5% 2.4% 3.2% 2.0% 2.0% 3.1% 3.2% 2.4% 1.9% 2.0% 2.7% 2.7% 2.7% 1.9% 1.9% 2.6% 2.5% 1.8% 2.3% 2.2% 2.3% 1.9% 1.8% 2.0% 2.0% 1.2% 1.7% 1.7% 2.3% 1.7% 1.8% 1.6% 1.4% 1.7% 0.8% 2.0% 1.0% 1.5% 1.1% 1.1% 1.4% 1.2% 1.3% 0.9% 0.7% 0.7% 0.7% 0.6% 0.5% 0.5% 0.4% 0.4% Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 individuals Brazil total very small, small and middle market companies Latin America corporate (1) Provision for Loan Losses + Recovery of Loans + Impairment + Discounts Granted, (2) Average loan portfolio balance with financial guarantees provided and corporate securities considers the last two quarters. 11 digital transformation continuous agile management investment in technology 2020 vs 2018 2021e vs 2018 2X—43% + 2x more productivity lead time lower costs for developing faster delivery of new investments in the new features features development solutions of - 28% squads infrastructure in 2022 costs 47% 100% eligible employees already work in an + than21 integrated work model thousand squads with members from business, technology, people operations, UX, among other areas. 12 evolution of the platform and DevOps culture go together

modernization

50%
of our services will be in the public cloud in 2022

+ autonomy
+ speed
+ productivity
+ efficiency

DevOps culture

speed

+ 57%
deployment frequency
greater pace in the delivery of codes in production

+ 140%
deployment volume
more delivery of codes in production

quality

+ 48%
resilience[1] of our applications
even with more deployments

-63%
system incidents

99.6%
of availability in the client's perspective



98.9%
Jan-19
Mar-21

*metrics 1Q21 vs 1Q20

(1) Resilience metric: MTTR – mean time to repair.

13

efficiency as a strategic pillar transversal program across the bank culture development and implementation of initiatives that seek structural efficiency gains strengthening continuous questioning 16 work fronts same work goal of activities and processes in two meetings per month methodology sequentially search of efficiency gains with bank´s senior detailed planning and reduce the leadership indicators for the individual constant flow of bank’s core cost initiatives monitoring of each initiative being idealized, planned and over the next 3 implemented years 1,200 initiatives + than 400 planned review, simplify and optimize under implementation processes, automate activities, use of data and analytics 14 non-interest expenses # employees In R$ billions 1Q21 4Q20 D 1Q20 D 1,809 mar/21 vs. mar/20 personnel (4.9) (5.2) -5.9% (4.6) 5.8% 95,288 96,540 97,097 administrative (4.0) (4.4) -8.7% (4.0) -0.9%—1,848 Brazil other (1) (1.5) (1.7) -9.6% (1.8) -17.2% 74,474 72,932 72,626 (ex-technology) total—Brazil (10.4) (11.3) -7.6% (10.5) -0.8%—499 outside Brazil (2) 13,181 12,621 12,682 Latin America (ex-Brazil) (2.0) (2.0) -1.2% (1.6) 30.2% + 4,156 10,987 11,789 7,633 IT team non-interest expenses (12.4) (13.3) -6.6% (12.1) 3.2% Mar-20 Dec-20 Mar-21 quarterly change, highlighting investments 1Q21 vs. 4Q20 R$ 0.9 Bn (13.3) 2.0 (0.1) (11.5) 0.5 (2.0) (12.4) (11.3) (0.2) 0.5 0.1 (10.4) 4Q20 Latin 4Q20 investment in investment in Brazil with efficiency seasonality other 1Q21 Latin 1Q21 America Brazil technology business investments program Brazil America 1Q21 15 (1) Includes operating expenses and other tax expenses (Includes IPTU, IPVA, IOF and others. Does not include PIS, Cofins and ISS), (2) Does not consider overhead allocation.

capital 13.2% + 0.5%—0.1%—0.2%—0.4% 13.0% 1.7% 1.7% 11.5% 11.3% Dec-20 net income dividends and interest prudential risk weighted Mar-21 tier I capital on own capital adjustments¹ assets tier I capital Common Equity Tier I (CET I) Additional Tier I (AT1) (1) mainly tax credits. 16

2021 guidance *

the ranges of our 2021 forecast remain unchanged

	Consolidated	Brazil[1]
total credit portfolio[2]	Growing **5.5%** to **9.5%**	Growing **8.5%** to **12.5%**
financial margin with clients	Growing **2.5%** to **6.5%**	Growing **3.0%** to **7.0%**
financial margin with the market	Range from **R$4.9 bn** to **R$6.4 bn**	Range from **R$3.3 bn** to **R$4.8 bn**
cost of credit[3]	Range from **R$21.3 bn** to **R$24.3 bn**	Range from **R$19.0 bn** to **R$22.0 bn**
commissions and fees and results from insurance operations[4,5]	Growing **2.5%** to **6.5%**	Growing **2.5%** to **6.5%**
non-Interest expenses	Range from **-2.0%** to **2.0%**	Range from **-2.0%** to **2.0%**
effective tax rate	Range from **34.5%** to **36.5%**	Range from **34.0%** to **36.0%**

* The midpoint of the projections would imply an ROE of around 17.6%, taking into account other assumptions. This information should not be understood as a projection. (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses; (5) 2021 guidance does not consider XP Inc. equity result starting in February 2021.

17

from 9 am to 12pm Brazilian time Participants: Co-chairmen of the Board of Directors All members of the Executive Committee 18

Appendix

results In R$ billions 1Q21 4Q20 D 1Q20 D operating revenues 30.0 29.2 2.9% 29.2 2.8% managerial financial margin 18.6 17.6 6.0% 17.8 4.7% financial margin with clients 16.2 16.0 1.0% 17.0 -5.1% financial margin with the market 2.5 1.6 57.1% 0.8 223.8% commissions and fees 9.6 9.9 -2.9% 9.5 0.5% revenues from insurance 1.8 1.7 5.2% 1.9 -3.0% cost of credit (4.1) (6.0) -31.9% (10.1) -59.2% provision from loan losses (4.4) (5.6) -21.4% (10.4) -57.3% impairment 0.0 (0.8) -105.7% (0.1) -154.0% discounts granted (0.4) (0.4) -8.1% (0.3) 53.8% recovery of loans written off as losses 0.7 0.9 -22.5% 0.7 3.0% retained claims (0.4) (0.3) 4.7% (0.3) 8.1% other operating expenses (14.2) (15.2) -6.4% (13.8) 3.5% non-interest expenses (12.4) (13.3) -6.6% (12.1) 3.2% tax expenses and other (1.8) (1.9) -5.2% (1.7) 5.1% income before tax and minority interests 11.3 7.6 49.1% 5.0 124.9% income tax and social contribution (4.4) (2.8) 59.1% (1.0) 349.9% minority interests in subsidiaries (0.5) 0.5 -200.7% (0.2) 261.3% recurring managerial result 6.4 5.4 18.7% 3.9 63.6% 20 business model

The allocation of principal capital (Common Equity Tier 1) in the bank's business is made at **12%**, according to our risk appetite.

In R$ billions	1st quarter 2021					1st quarter 2020					1Q21 vs. 1Q20				
	Total	Credit	Trading	Insurance & services	Excess capital	Total	Credit	Trading	Insurance & services	Excess capital	Total	Credit	Trading	Insurance & services	Excess capital
Operating revenues	**30.0**	**15.9**	**0.7**	**13.4**	**0.1**	**29.2**	**16.3**	**0.1**	**12.6**	**0.2**	**0.8**	**(0.4)**	**0.6**	**0.8**	**(0.2)**
Managerial financial margin	18.6	12.8	0.7	5.1	0.1	17.8	13.2	0.1	4.3	0.2	0.8	(0.4)	0.6	0.8	(0.2)
Commissions and fees	9.6	3.0	0.0	6.5	-	9.5	3.0	0.0	6.5	-	0.1	(0.0)	0.0	0.1	-
Revenues from insurance [1]	1.8	-	-	1.8	-	1.9	-	-	1.9	-	(0.1)	-	-	(0.1)	-
Cost of credit	**(4.1)**	**(4.1)**	**-**	**-**	**-**	**(10.1)**	**(10.1)**	**-**	**-**	**-**	**6.0**	**6.0**	**-**	**-**	**-**
Retained claims	**(0.4)**	**-**	**-**	**(0.4)**	**-**	**(0.3)**	**-**	**-**	**(0.3)**	**-**	**(0.0)**	**-**	**-**	**(0.0)**	**-**
Non-interested expenses and other [2]	**(14.8)**	**(7.2)**	**(0.2)**	**(7.4)**	**0.0**	**(13.9)**	**(6.9)**	**(0.1)**	**(6.9)**	**(0.0)**	**(0.9)**	**(0.3)**	**(0.1)**	**(0.5)**	**0.0**
Recurring managerial result	**6.4**	**2.7**	**0.3**	**3.4**	**0.0**	**3.9**	**0.0**	**(0.0)**	**3.7**	**0.1**	**2.5**	**2.6**	**0.3**	**(0.3)**	**(0.1)**
Average regulatory capital	139.6	80.2	2.4	51.8	5.2	128.0	72.5	1.6	48.3	5.6	11.6	7.7	0.7	3.5	(0.4)
Value creation	2.1	0.3	0.2	1.8	(0.1)	0.1	(2.2)	(0.1)	2.3	(0.0)	2.0	2.4	0.3	(0.5)	(0.1)
Recurring managerial ROE	18.5%	13.4%	49.9%	26.3%	1.1%	12.8%	0.2%	-3.2%	31.0%	10.5%	5.7 p.p.	13.2 p.p.	53.2 p.p.	-4.7 p.p.	-9.4 p.p.

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries

21

loan portfolio reprofiling Individuals, very small and small companies reprofiledportfolio by product balance at March 31st 2021—in R$ billions In R$ billions 53.5 individuals very small and small companies 50.8 R$ 34.8 billion R$ 11.2 billion 46.0 9.5% Mar-21 13% 9%¹ vs. Dec-20 R$ billions R$ billions Sep-20 Dec-20 Mar-21 mortgage 15.2 working capital 9.9 personal loans 13.2 auto loans 1.3 auto loans 3.5 Reprofiled portfolio represents credit cards 2.0 5% of total credit portfolio Payroll loans 0.9 portfolio 100% 54% are 79% in ratings March 31st, 2021 risk profile performing collateralized AA to C performing 78.3% At the end of non-overdue portfolio In February within grace period 3.0% 2020 March 2021 81.2% 8.6% overdue between 15-90 days Overdue over 90 days 10.2% 22 (1) On the total portfolio of very small, small and middle market companies.

Itaú Unibanco Holding S.A. 1Q21 earnings review Milton Maluhy Filho Alexsandro Broedel Renato Lulia Jacob Chief Executive Office (CEO) Chief Financial Officer (CFO) Group Head of Investor Relations and Marketing Intelligence São Paulo, May 4th, 2021

Attachment 03

Itaú Unibanco Holding S.A. 1Q21 Institutional Presentation

This presentation contains forward-looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates—anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding’s operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding’s quarterly earnings report. To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM) and with the U.S. Securities and Exchange Commission (SEC), including Itaú Unibanco Holding’s most recent Annual Report on Form 20F.

Agenda Corporate 04 profile 13 Strategic Our agenda businesses 32 58 Corporate governance Capital and 67 risk management 80 Financial highlights Additional 90 information

Corporate profile

About Corporate profile us? Universal bank | 97 years of history | largest bank in Latin America¹ 3 3 Recurring Recurring Managerial Market Value³ Total assets Credit portfolio Tier I Capital 3 Managerial ROE4 Result4 US$48.1 bn R$2,124.8 bn R$906.4 bn 13.0% 18.5% R$6.4 bn We are present in 18 countries Brazil’s most valuable² brand Rest of the World R$37.4 billion Germany 1 Approximately Bahamas 1 3 Cayman 1 2 3 56 million5 Latin America Spain 1 Retail clients United States 1 2 3 France 1 Argentina 493 k Portugal 1 direct shareholders Brazil United Kingdom 1 2 Chile Switzerland 3 4.3 k Reino Unido Colombia Suíça branches and PABs Mexico 1 97 k Panama Paraguay employees Peru 1 Key 45 k Uruguay Multiple Bank ATMs Other operations 1 Corporate & Investment Banking 2 Asset Management 3 Private Banking (1) Largest bank in market value; (2) 2020 Interbrand Ranking ; (3) March 2021 (4) In 1Q21. (5) December 2020. 5

What Corporate profile do we do? Full offering of products and services | diversified client base | solid brand A complete Credit Services Insurance The Retail Bank physical and digital $ Personal Current Life includes retail clients, high-income clients bank Cards Cards and acquiring Homeowners insurance and very small and small businesses, in $ Working capital Consórcio Auto addition to products and services for non-$ Mortgage Brokerage Dental account holders. $ Micro credit Pension plans Card protection The Wholesale Bank is $ Vehicles $ Premium Bonds Travel responsible for high net worth clients (private $ Rural Payment means Healthcare banking), the units in Latin $ America, banking for Payroll loans $ Capital markets Smartphone protection middle market and large companies and Open platform Imports/Exports Investments Guarantee insurance corporations through Itaú Investment and insurance ... Other products ... Other products ... Other products BBA, the unit responsible products sold on open for corporate clients and platforms. for its role as an investment Main brands and commercial partners bank. 6

Corporate profile

How have we evolved?

Adaptable culture | innovation | transparency in business

We have witnessed important changes around the world...

- **1929** – NY Stock Exchange crisis
- **1945** – World War II ends
- **1983** – First overseas branch of Itaú
- **1985** – First version of Windows appears
- **1990** – First Internet providers
- **2006** – ITUB LISTED NYSE – Itaú on the NY Stock Exchange
- **2016** – UK decides to leave the European Union (Brexit)
- **2020** – World Health Organization declares coronavirus pandemic

First steps
Casa Moreira Salles opens in 1924, and Banco Central de Crédito in 1943.

Paths to growth
Marked by mergers, acquisitions and business alliances that enabled the growth and consolidation of both institutions.

A historic merger
In 2008, Itaú and Unibanco united to create Brazil's largest private bank.

Focus on Latin America
Our international presence has evolved year after year. Today, Itaú is present in 18 countries.

A bank with a purpose
We believe that people have the power to transform the world, and that the bank can promote this transformation.

... and in Brazil

- **1930** – First in-branch calculators
- **1950** – First checks with client's name
- **1960** – First debit and credit cards
- **1980** – Banking automation begins
- **1984** – First ATMs
- **2002** – Mobile Banking in Brazil
- **2014** – Fintechs start to gain strength
- **2020** – Central Bank launches PIX

7

A Corporate responsible profile bank | Commitments to positive impact Each commitment to positive impact is sponsored by a senior executive from the bank’s institutional and commercial areas. SDG1 SDG4 SDG5 No poverty Quality Gender education equality SDG7 SDG8 SDG9 Affordable Decent work Industry, and clean and economic innovation energy growth and infrastructure SDG10 SDG11 SDG12 Sustainable Responsible Reduced consumption and inequalities cities and communities production SDG13 SDG16 SDG 17 Peace, justice Partnerships for Climate action and strong the goals institutions (1) Potential material theme. 8

A Corporate responsible profile bank | ESG Timeline ESG aspects have been integrated into our management for over two decades 1999 2000 2004 2005 2008 2009 Environmental and 1 social risk analysis 2010 2021 2020 2019 2017 2015 2013 Applicable to Sustainable bonds Commitments to Positive Impact (1) Brazilian Corporate Sustainability Index 9

Corporate A responsible profile bank | ESG: highlights Amazon Plan in partnership with Bradesco and Santander Stimulating sustainable chains Among the ten initiatives, four measures were prioritizedï,§ R$100 million to finance agroindustry and cooperatives that deal with sustainable cultures. ï,§ Blended finance, credit mechanism for small producers with technical assistance Land regularization ï,§ Legislative map and recommendation of how the financial system can support regularization to stimulate economic activity in the region Fighting deforestation in the meat production chains ï,§ Frigorific engagement for traceability commitmentï,§ Specific diligence to the meat producer sector Promotion of bioeconomy ï,§ Research funding and investment in projects that unlock the socioeconomic potential of new chains Amazon + 12,000 + 70 specialists, 380 thousand Conference participants companies and native trees in the 3 days of members of the will be planted December, 2020 the conference financial market with donations 10

A Corporate responsible profile bank | ESG: Sustainable bonds issuance Sustainability Finance Framework: social and environmental criteria for resources allocation External consultancy issued second-party opinion Renewable energy and Sustainable Sustainable water and Pollution prevention energy efficiency transport waste management and control Sustainable Inclusive Green Access to essential management of natural Finance buildings services resources and land use USD 500 million raised Positive Impact Commitments_ Status with sustainable bonds in January 2021 R$100 billion R$15 billion R$11 billion First level 2 capital issue R$ 48.1 bn¹ R$12.6 bn¹ R$9.1 bn² for sectors with for renewable energy for small companies of a Latin American bank to finance positive impact generation and services led by women by 2024 green and social projects by 2025 by 2025 (1) From Aug-2019 to Dec-2020; (2) Balance in Dec-20 11

Corporate profile

A responsible bank | Todos pela saúde

todos pela saúde

More than R$1 billion has already been allocated to 4 different initiatives.

Next, check out some of the main achievements from April 2020 to today.

R$93 million
to inform

~ 175 million people

Campaigns to clarify and raise awareness among the population and to guide on the proper use of protective masks

R$136 million
to prepare

society to resume social activities

Support for epidemiological research and for the treatment of covid-19

Investment in the new vaccine manufacturing plants of Fiocruz and Instituto Butantã

R$325 million
to protect

330,000 health professionals and 172,000 patients

Benefited by the distribution of more than 50 million protective equipment

+ 25,000 tests per day

Test Centers operations begins on the 31st of July in Rio de Janeiro city and on the 7th of August in Ceará state

15 million masks

Distributed to the elderly, users of public transport, residents of communities, indigenous people and homeless people

90 million of Personal Protective Equipment

Masks, gloves, glasses, face shields and others.

R$475 million
to care

support to 50,000 elderly people

and caregivers in more than 600 institutions

105,000 oximeters

serving all cities in Brazil

44,000 tests

and awareness initiatives for truck drivers

2,500 units of hospital equipment

Implementation of Reception Centers in vulnerable areas

Donation to North Region

Purchase of oxygen plants worth R$6 million

R$3.6 million to Fiocruz

Intended for the project Conexão in communities in RJ (which includes testing, telemedicine, instructions and donation of PPE) + impact assessment.

12

Strategic agenda

Strategic Strategic agenda agenda Following a collective thought process, we defined our strategic agenda in order to achieve consistent and quality results in the years ahead. Customer centricity is the central piece supported by three fundamental pillars: digital transformation, people and efficiency. Client centricity Our ambition is to be one of the world’s best companies in client satisfaction. Digital Transformation We must have the best products, in less time and higher flexibility. People Our business is providing services and that is why people is a vital issue. We invest to provide a more open and diverse environment. Efficiency Price is of paramount importance customer satisfaction. We can only have competitive prices if we are efficient. 14

Client Strategic agenda Centricity We want our clients to have the best experience That is why we are continually and tirelessly striving to improve our client’s experience each time they engage with the bank Universal Bank Satisfied clients create more value Present Value of R$/client recurring managerial result, 5-year forecast (base 56 million clients 100) 2x 950 ï,§ between 18 and over 80 years of age;ï,§ from low-income to the Private segment; ï,§ present throughout Brazil, both in the capital 5x 468 Itaú cities and hinterland, and overseas; Branches ï,§ companies: from very small companies, to 100 major corporate conglomerates. The difference between the present value We challenge ourselves daily to serve created by a client who advocates for the Itaú this very heterogeneous universe. 10x Branches segment (promoter), against the value generated by one who knocks it (detractor). 15

Strategic agenda
Client Centricity

Satisfied clients create higher value

We want to be the benchmark in satisfaction, transforming our culture so that the client is at the center of everything. Our actions, including digital transformation and the efforts involving people management, are designed for our clients' satisfaction, a key metric for the entire organization.

Itaú Escuta

Active contact to understand our clients' experience.

+190 k
Feedbacks[1]

Papo de Cliente

Lessons learned from client feedbacks to enhance their experience.

+13 k
Meetings[1]

1: Period: Jan-21 to Mar-21

Global NPS


+ 12 points
+ 17 points
+ 27 points
2021 vs 2018
(Mar-20 vs Aug-18)
2021 vs 2018
2023 vs 2018

We want to be compared to the world's best companies in client satisfaction

16

Client Strategic agenda Centricity Our apps are among the best rated in app stores Continuous updates for a better experience! APP ITAÚ (INDIVIDUALS) APP PERSONNALITÉ 4.1 4.7 4.1 4.7 + 24 MM unique clients using our digital channels in the 1st quarter* APP LIGHT Of which 15.8 MM are individual APP ITAUCARD 1st bank to offer a leaner and corporate account holders smartphone app 44.8 4.4 Of these, 93% are individual account holders APP REDE Card receivables APP ITAÚ EMPRESAS managed by phone 24 4.3 4.4 New 4 3,8 .7 44,4 .7 Updated in Apr-21 features on the mobile chanel Play Store App Store *Also included App Luiza, Credicard e Hipercard. 17

Client Strategic agenda Centricity Identified Investment recommendations need: What is the best way to invest your money? Solution Data only Itaú has: The most advantageous 2.5 minutes combination possible for each to generate a ïƒ¼Expected results from 28,000 financial products and assets client, according to their profile ïƒ¼1,200,000 possible portfolio combinations recommendationïƒ¼10,000 scenarios for market behavior and moment in life +0.80 to 3.00 pp Testing 12 billion different scenarios additional annual for all client profiles portfolio DIAGNÓSTICO DA SUA CARTEIRA profitability Sua carteira atual Carteira personalizada based on the Optimization in the client context (current portfolio, earnings and new investments) Carteira Nível de risco: em 26/08/2019 Moderado Nível de risco: Arrojado Retorno esperado (em % Retorno % CDI): 133 esperado .9% a.a .(em recommendation CDI): 114.5% a.a. Juros pós-fixados Juros prefixados Inflação Multimercado Customized expert evaluation 07 18

Digital Strategic agenda Transformation Supply perspective x Demand perspective Traditional model: supply perspective Modern model: demand perspective New technology trends: New technology radar: cloud cloud artificial Intelligence and client’s real artificial Intelligence machine learning + and machine learning big data and analytics needs big data and analytics APIs What are they for? APIs Identifying possible application blockchain opportunities blockchain We find an application Let’s test Technology applied to solve real problems, More investment for Pilots and tests in lateral situations, enabling measurement of value created updating which do not compromise Expenditure Time Expenditure Time $ $ $ $ $ $ 19

Digital Strategic agenda Transformation To achieve digital transformation, we need to change the way we develop services and products Before Market Solution research time data customization development Client Bank Client Now Data time data customization + research + experimenting Client Bank 20

Digital Strategic agenda Transformation + velocity to extend our digital offer 300 members 485 startups Cubo is the most relevant 31 filliated different 13 floors hub for technological startups industries entrepreneurship promotion + rooftop in Latin America. 215,000+ ft2 + 22 sponsors Sponsored Spark Awards Founders: business verticals: Logistics & mobility | Retail | Health | Education | Fintech IF Design Award Awards International Visual Identity Awards since 2015: Financial Innovation Awards 2016 Partnerships: Startup Awards + outros 21

Strategic agenda
Digital Transformation

evolution of the platform and DevOps culture go together

modernization

50%
of our services will be in the public cloud in 2022

+ autonomy
+ speed
+ productivity
+ efficiency

DevOps culture

speed

+ 57%
deployment frequency
greater pace in the delivery of codes in production

+ 140%
deployment volume
more delivery of codes in production

quality

+ 48%
resilience[1] of our applications
even with more deployments

-63%
system incidents

99.6%
of availability in the client's perspective


98.9%
Jan-19
Mar-21

*metrics 1Q21 vs 1Q20

(1) Resilience metric: MTTR = mean time to repair.

22

Digital Strategic agenda Transformation New work methods lead to superior results Data base 100 More technology solutions Higher speed Greater number of solutions delivered: The 1Q 2020 suffered the “new portfolio” effect, stabilizing throughout the year. 1Q2020 1Q2021 1Q2020 1Q2021 + 55% + 139% clients 99.6% of our find the main no problems transactions when on using the internet and mobile channels 23

Digital Strategic agenda Transformation Analytics: “listening to” 285,000 calls every day In the past Today One of the Traditional monitoring Speech analytics world’s largest Transcription of 100% of the calls and analysis of the texts voice transcription “I would like to operations increase my limit.” 104 MM client attendant calls/year Call Client´s The right Calls monitored by people. Audio signal content data service, for the <0.5% followed up • Measure the satisfaction of 100% of our clients right client at the • Map opportunities right moment Capture client’s satisfaction limited to one sample • Capture intentions without having to ask • Channel efficiency 24

Digital Strategic agenda Transformation digital bank 78 points NPS of the super app sustainable expansion 54% digital relationships of sales¹ to individuals were made through digitally acquired +1.5 digital channels new clients + 70% of sales vs. mar/20 # million 3.7 only in April, 2021 95% + 2.5 x of clients served by the virtual assistant do not 1.4 make calls to customer service center 15% efficiency ratio of the 1Q20 1Q21 digital channels in 2020 (1) Includes: installment, payroll , personalized and renegotiation credit lines, investments, funds, time deposits, savings deposits, pension plan, foreign exchange, premium bonds, credit cards, “consórcio”, overdraft, revolving credit and protected card, residential, travel, life and credit life insurance. 25

Strategic agenda
People[1]

Itaú

97 thousand Employees
in Brazil and overseas

Gender equality[1]

→ Succession committees including at least one woman being evaluated and another woman carrying out the evaluation.

→ Mother and pregnant well-being policy
Full payment of variable remuneration



Men	Women
42.5%	57.5%

People with disabilities (PwD) representation[1,2]



PwD 4.6%

Racial Representativeness[1]

23.4% of our employees are black people

→ Support black students training.

→ Support career events focused on black candidates.

→ Development actions for black employees: socio-emotional for interns and mentoring for leadership.

LGBT+

→ We are committed to the "Business and LGBT+ Rights Forum" and the "UN Standards of Conduct for Business".

→ We are part of the OUTStand Financial Market Pride Group (created to discuss inclusion and promote the appreciation of LGBT + professionals in the sector).

By hierarchical level[1]

	Men	Women
Officers	86%	14%
Managers	49%	51%
Back office, sales, and front office employees	41%	59%
Trainees	55%	45%
Interns	51%	49%
Apprentices	33%	67%

By age bracket[1]

6.0%	5.2 k people	> 50 years
53.5%	47.1 k people	30-50 years
40.5%	35.7 k people	up to 30 years

(1) Data base: December 2020, considers only Brazilian employees (83,919). (2) In calculating the number of people with disabilities we consider only employees hired under the Brazilian Labor Code (CLT).

26

Strategic People¹ agenda Employee’s experience – Is Itaú Unibanco a good place to work? An innovative and inspiring environment VoU cOmO sOu In our employees’ view Rendering our dress code flexible, respecting our employees and our strategic agenda. . (Scores Advocates 9-10) 83% Home-office 79 (Scores Neutrals 7-8) 13% e-NPS Knockers We offer more flexible options that encourage 4% (Cores 0-6) employee autonomy. IU Conecta In the market view A new platform for our employees’ day-to-day. A social network with several administrative tools. New work methods Collaborative environments, delivery communities and focal space aiming for greater synergy, communication and integration among the teams. Flexibility Greater freedom for employees to reconcile their 2018 working hours with their personal life. (1) Data base fev/2021. 27

Strategic agenda
People[1]

Mental Health

Fique OK (Be Ok) Program

Support provided by psychologists, lawyers, nutritionists, physiotherapists, and financial advisors to employees and their family members.

Over 18,000 employees assisted

Psychosocial services

Psychological and social work care to our employees at assistance centers.

7,798 persons psychologically assisted

7,693 persons assisted with social work

Working hours - Flexible work schedule

It enables employees to take care of their personal issues through a flexible work schedule that allows them to leave earlier or after regular working hours, when required, making up for these over- or underworked hours another day

69,439 eligible employees

Mental Health: Self-Report Questionnaire – 20 (SRQ20)

A scientifically validated questionnaire used to measure three risks of mental illness

25,000 evaluated employees

(1) Data-base 2020.

28

Strategic agenda
People[1]

Itaú

A bank that recognizes, values and encourages people development.

Incentive Model

The program takes into account the priorities of the year, the results obtained and the manner in which those results are delivered, since although it is important to achieve objectives, our values must underpin all actions.

Evaluation (directors and EDs)

_performance

- Conversation with DG/VP/DE on the **priorities for the year.**
- **Objective indicators** related to priorities as support (priorities, results achieved in the previous year and market data - if applicable).

_reporting

- **Behavioral assessment (360º):** evaluates whether the executive's behavior is consistent with our moment and our work models.
- Results.
- Career Moment.

Evaluation (team)

_performance

- Assessment with up to **3 challenges** (simpler and more agile).
- Evaluation can even be 100% qualitative.

_Y axis e career committee

- **Behavioral assessment** evaluates whether the employee's behavior is consistent with our moment and our work models.
- Career evaluation and development in a collegiate committee (with inputs, Y axis and reporting - if applicable).

Total compensation

Fixed compensation

R$ 18 billion

Recognizes a professional's competence and seniority.


R$ 22 bi

Variable compensation

R$ 4 billion

Recognizes the level of individual performance, the financial result attained by the bank and its sustainability in the short, medium and long terms. Each employee has targets to be achieved, which are linked to the strategy of each area which, in turn, reflects our global strategy.

Investment in personnel

Courses and training

Over than 1,400,000 live and online training sessions.

Hours of training

On average, 14 hours of live and online training per employee.

Scholarships

5.8 k scholarships, postgraduate and language courses.

Supplementary pension schemes

78% of the employees have a supplementary plan.

Partners' and Associates' Program

To align the interests of our officers and employees with those of our shareholders, we run a program for partners and associate intended for managers and employees with a differentiated performance.

Further details on page 66

(1) Data base 2020. Obs: Fixed compensations include compensation, social benefits and charges. Variable compensation includes employees´ profits sharing and share-based payment.

29

Efficiency Strategic agenda digital transformation continuous agile management investment in technology 2020 vs 2018 2021e vs 2018 2X -43% + 2x more productivity lead time lower costs for developing faster features delivery of new investments in the new features development of solutions squads—28% in 2022 infrastructure 47% 100% costs eligible employees already work in an + than 21 integrated work model thousand squads with members from business, technology, people operations, UX, among other areas. 30

Efficiency Strategic agenda efficiency as a strategic pillar transversal program across the bank development and implementation of initiatives that seek culture structural efficiency gains strengthening 16 work fronts same work goal continuous questioning of activities and processes in two meetings per month methodology sequentially search of efficiency gains with bank´s senior detailed planning and reduce the leadership indicators for the individual constant flow of monitoring of each initiative bank’s core cost initiatives over the next 3 being idealized, planned and years implemented 1,200 initiatives + than 400 planned review, simplify and optimize under implementation processes, automate activities, use of data and analytics 31

Our business

Our Who business are our clients? Through our Retail and Wholesale Banking segments we offer a wide range of products and services tailored to each client profile. Client profile by segment in Brazil Individuals Companies Ultra Private Bank > R$4 billion >R$5 million in total investment Large Personnalité > R$500 million up to R$4 billion >R$15 thousand or >R$250 thousand in total investments ; Middle Uniclass > R$30 million up to R$500 million >R$4 thousand up to R$15 thousand Very Small and Small Companies Retail ;;;;;;; up to R$30 million up to R$4 thousand RETAIL WHOLESALE * The values mentioned above for individuals refer to monthly income and the values for companies refer to annual revenue. 33

Our Retail business Banking Serving a client base of over Branches and CSBs Main 56 million clients 1Q21 Results Ourdistributionnetwork¹ Recurring R$2.2 billion 3,877 BRANCHES AND CSBs² IN BRAZIL ManagerialResult 3% 8% 7% 67% 15 % Northeast Southeast South Brick and Mortar Branches North Midwest and CSBs² Consolidated 34.5 % profitsharing Branches Digital (Brazil) Returnon allocatedcapital 19.4% 166 (Mar-21 vs Mar-20) 4,500 195 4,334 Efficiencyratio 52.3% 195 MORE THAN 44,000 ATMsin Brazil 4,305 RetailBanking +11 points 4,139 NPS Mar-21 vs. Aug-18 Mar-20 Mar-21 (1) As of March 2021. Does not include branches and CSBs in Latin America and Itaú BBA. (2) Client Service Branches. 34

Our Retail business Banking The use of our digital channels significantly increased over the last years. Our digital branches are an important channel to serve those clientes who almost do not use brick and mortar branches Use of digital channels¹ Digital branches Total currentaccountholders(in millionpeople) Highlights 12.9 14.7 Individuals 11.5 195 digital branches Extendedhours for 2.3 millionclients Differentiatedservice Companies 1.2 1.2 1.2 15 digital branches for More than335,000 companies2 124 thousandvery small and small companies servedby accountmanager with Mar-19 Mar-20 Mar-21 mobility, usingsmartphone, + 3 digital branchestoassist 48 thousand Condominiums and their Administrators. On-line account opening tablet and videoconference 1Q21 1Q20 1Q21 vs. 1Q20 accounts opened Credit 33% 24% 64% by the app % oftransactions throughdigital channels Investments 52% 46% Payments 85% 84% Transfers 97% 96% (1) Considers account holders (individuals and companies) and digital credit card holders. (2) Includes Emp3 and Emp2; (3) Includes only Emp4. 35

Our business

Wholesale Banking

Only in Brazil, we serve approximately 23,000 corporate and institutional groups

Our sales channels reach institutional clients in 18 countries.

Itaú Private Bank | Itaú BBA | Itaú Asset Management | Itaú Securities | Itaú Corretora

Country	Corporate	Institutional Clients	Private Banking
Cayman	●	●	●
Bahamas	●		●
USA	●	●	●
Mexico	●		
Panama	●		
Uruguay	●		
Colombia	●		
Peru	●		
Paraguay	●	●	●
Argentina	●	●	
Chile	●	●	●
UK	●	●	
Portugal	●		
Spain	●		
Germany	●		
France	●		
Switzerland			●

Main products and services

Credit solutions
National and foreign currency

Service solutions
R$2.3 bn fixed income distribution
R$6.2 bn equities transactions in Latin America
R$130.6 bn total volume of Merger and Acquisition
R$5.8 bn financing of infrastructure projects in different sectors

Solutions in WMS[1]
R$1,436 bn under local custody
R$145 bn under international custody
R$753 bn[2] under asset management

(1) Data base March-21
(2) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – March 2021. Considers Itaú Unibanco and Intrag.

Main 1Q21 Results

Recurring Managerial **Result**	R$2.5 billion
Consolidated profit sharing	38.3%
Return on allocated capital	17.3 %
Efficiency ratio	48.0 %
Wholesale Banking NPS	+12 points (Mar-21 vs. Ago-18)

2021 Main initiatives for Southern Cone

- Organic growth, focused on new businesses and new commercial partnerships
- Digital Transformation and Client Centricity
- Search for greater efficiency through standardization of initiatives and synergy between countries.
- Analysis of new business opportunities with technology as the main pillar.

36

Our business

Personal Loans and Payroll Loans

Personal loans

Money in the account
The money is immediately credited, including on the weekends.

Purpose
Borrowers can use the loan proceeds for all kinds of purposes.

Payroll loans

Reduced rates
Interest rates are lower than for other types of loans.

Easier repayment
Fixed installments are deducted directly from the payroll of the borrower.

Payment conditions
First installment in up to 90 days.

Evolution of personal loans portfolio

(In R$ billion)



70.6
69.6
71.1
73.8
78.7
82.8
86.5
86.5
90.8
44.9
44.6
44.7
46.0
48.6
49.3
50.3
50.8
56.1
25.8
25.0
26.4
27.9
30.1
33.4
36.2
35.8
34.8
Mar-17
Sep-17
Mar-18
Sep-18
Mar-19
Sep-19
Mar-20
Sep-20
Mar-21

Payroll loans

62% The payroll loans portfolio accounts for 62% of total operations in **personal loans.**

Other personal loans

The portfolio of other personal loans accounts for 38% of total operations in **personal loans.** **38%**

Composition of the payroll loans portfolio

(In R$ billion)



44.9
44.6
44.7
46.0
48.6
49.3
50.3
50.8
56.1
4.3
4.4
4.8
4.9
5.4
6.2
6.8
6.6
6.9
8.8
7.6
6.4
5.5
4.8
4.2
3.7
3.5
3.8
31.7
32.6
33.5
35.5
38.5
39.0
39.7
40.7
45.4
Mar-17
Sep-17
Mar-18
Sep-18
Mar-19
Sep-19
Mar-20
Sep-20
Mar-21
Public Social Security System (INSS)
Public Sector
Private Sector

Origination channels of payroll loans

(In %)



44.9
44.6
44.7
46.0
48.6
49.3
50.3
50.8
56.1
62%
61%
59%
59%
59%
57%
55%
55%
54%
38%
39%
41%
41%
41%
43%
45%
45%
46%
Mar-17
Sep-17
Mar-18
Sep-18
Mar-19
Sep-19
Mar-20
Sep-20
Mar-21
Branches
Itaú Consignado S.A.

37

Our business

Mortgage Loans

Client focused

Quick and efficient process with credit analysis in up to one hour for operations of up to R$1 million.

possibility of **digitally** contracting.

specialized consultants providing support throughout the process.

Mortgage loans portfolio

(In R$ billion)



48.5
47.2
47.8
48.0
48.5
49.8
51.7
56.0
66.8
20.9%
18.9%
16.3%
14.0%
11.7%
9.9%
8.8%
8.5%
6.5%
79.1%
81.1%
83.7%
86.0%
88.3%
90.1%
91.2%
91.5%
93.5%
Mar-17
Sep-17
Mar-18
Sep-18
Mar-19
Sep-19
Mar-20
Sep-20
Mar-21
+ 29.1 % vs Mar-20
+ 37.5 % vs Mar-19
Individuals
Companies

Products and sales channels

(In %)



32% Branches: high income clients
25% Regular banches and Uniclass
29% Real Estate Brokers
13% Partnerships
0,0% Developers

Environmental and social assessment on mortgage loans

Technical analysis for construction financing



Building site visit gathering of information
Enterprise and region data
Indication of contamination search (LIC)
• Enterprise Environmental and Social Form;
• Building site photos;
• Document analysis;
• Consultation of the Contaminated Areas Register; and
• Consultation of Google Maps.
No Environmental License?
Contamination indicatives?
Environmental and Social Department + Environmental and Social Legal Department + Compliance
• Technical analysis of evidence;
• Analysis of site contamination documentation; and
• Preparation of contractual clauses and conditions for release of funds.
Risks mitigated
Operation approved

38

Our Mortgage business Loans¹ $ Loan to Value (In %) 60.6% 63.8% 64.2% Vintage (quarterly average) 55.0% 54.8% 57.4% 57.9% 58.6% 58.4%—5.4 p.p vs Mar-20 41.6% 40.8% 40.0% 38.4% 38.8% 38.8% 39.1% 41.9% 36.3% Mortgage Loan Portfolio + 2.8 p.p. Mar-17 Sep-17 Mar-18 Sep-18 Mar-19 Sep-19 Mar-20 Sep-20 Mar-21 vs Mar-20 Vintage (quarterly average) Mortgage Loan Portfolio Average Ticket and Average Origination Term²,³ Average value of the Property 576 541 551 553 523 493 516 505 495 + 2.4 % vs Mar-20 321 320 322 327 321 325 Average loan maturity 307 315 321 -0.5 % vs Mar-20 316 299 290 315 325 315 317 328 334 Financing Average Ticket + 5.2 % Mar-17 Sep-17 Mar-18 Sep-18 Mar-19 Sep-19 Mar-20 Sep-20 Mar-21 vs Mar-20 Value of the Property (R$k) Average loan maturity (in months) Financing Average Ticket (R$k) (1) Includes only Individuals. (2) Average loan maturity for new contracts; (3) Value determined using monthly credit origination average ticket and quarterly average LTV. Production source: ABECIP. 39

Our business $ Vehicles Loan portfolio by client profile Contracting (In R$ billion) Contracts—thousand + 27.9%ï,§ 17.7 thousand sales points; 36 29 32.5 37.5ï,§ Sale of light and heavy vehicles: 25 29.3 25.3 13.2 21.6 9.9 11.0 • 81% of contracts are made in stores and dealers; 17.3 16.2 17.1 18.8 7.3 5.1 24.4 2.5 2.3 2.8 3.6 19.4 21.5 January February March 15.2 16,6 18.0 • 90% to individuals; 14.8 13.9 14.3 R$41.1 thousand Mar-17 Sep-17 Mar-18 Sep-18 Mar-19 Sep-19 Mar-20 Sep-20 Mar-21ï,§ 30% made in Digital Channels; Average Ticket (individual) Individuals Companiesï,§ 81% of financing are made up to 48 months. 59% Loan-to-value (individual) Credit origination by client profile¹ 90-day NPL Ratio ( Individuals – Vehicles) (In R$ billion) (Base 100) + 39.4% 100 6.9 6.6 5.4 4.1 4.3 4.7 2.3 2.4 2.7 3.3 54 2.3 2.1 1.8 49 1.3 1.5 43 0.6 0.9 35 38 38 0.4 4.6 4.2 31 2.5 2.8 2.9 3.2 2.9 2.0 2.1 1Q17 3Q17 1Q18 3Q18 1Q19 3Q19 1Q20 3Q20 1Q21 Individuals Companies 2012 2015 2016 2017 2018 2019 2020 1Q21 40 (1) Includes Finame in Companies 40

Our business
Vehicles

Main products and services



E-commerce solution (1)
Integrated payment and financial services solution for car e-commerce.

iCarros (2)
Vehicle Marketplace with technological solutions, that brings buyers and sellers together.

Credline 2.0 (3)
New proposal origination platform, with simple and renewed digital experience.

Floor Plan (4)
Credit lines for partner dealers.

Lead Manager (5)
Car dealer platform which allows lead management in a single place.

Knowledge Garage (6)
Distance learning platform aimed at training professionals in the sector

(7) **Insurances**
Protection to the car and tranquility in financing.

(8) **ConectCar**
Payment of tolls and parking without queuing.

(9) **Eletronic signature**
Digital and simple experience for the customer and the dealer.

(10) **Digital Contracting**
Integrated to iCarros and other digital environments, like dealers' websites and others e-commerces.

(11) **Digital Assistant**
Online credit analysis and approval platform, without additional cost for the dealer.

(12) **Facial Recognition**
Simple and safe contracting process.

iCarros Portal

- 22.1M access/month
- 88% mobile

Evolution of financing proposals on the iCarros platform:
(Base 100)


100
102
122
138
1Q18
1Q19
1Q20
1Q21

Main commercial partnerships

Itaú

LAND-ROVER, JAGUAR, FIAT, SUZUKI, MITSUBISHI MOTORS

41

Our business
Credit Card

Itaú

Our credit card options serve current account holders and non-current account holders

We are leaders in the credit card segment in Brazil, totaling around 34.2 million credit cards and 30.3 million debit cards (both in number of accounts).

Main brands

Itaucard · Hipercard · CREDICARD

Commercial partnerships

Main partnerships with retailers and traders.

magazineluiza · Grupo BIG · Grupo Pão de Açúcar · marisa · LATAM PASS · Azul · viavarejo · NETSHOES · Ipiranga · SAMSUNG


Itaucard
1234 5678 1234 5678
NOME

Digital portfolios

Increased comfort and convenience to our clients.

Samsung Pay · Apple Pay · G Pay · PayPal

Personal **credit**

Payment of bills in **installments**

Debt **renegotiation**

Consumer credit

Itaucard App

Benefits to our clients

Digital billing statements: Paperless. More environmentally friendly.

Timeline: To follow up consumption.

Loyalty program: Points and reward program.

Virtual card: Added security for online purchases.

Virtual cards generated (1Q20 = Base 100)


1Q21
229
1Q20
100
2.3x

42

Our Credit business Card Transaction Volume (R$ million) Total 1Q21 16.2%¹ 155,364 135,615 R$135.6 billions of total sales are carried 129,517 42,384 Debit -12.7% (vs. 4Q20) out using digital channels 32,114 35,513 + 3.2% (vs. 1Q20) 112,980 Credit 48.9%² in 4Q20 97,403 100,102 Credit—11.4% (vs. 4Q20) + 2.8% (vs. 1Q20) + 6.9 pp vs 4Q19 of household consumption Debit 1Q20 4Q20 1Q21 - 16.2% (vs. 4Q20) are card expenses + 10.6% (vs. 1Q20) Composition of credit balance 8.6% SFN³ Transactor 74.5% 16.9% 32.4% +4 points whithout Itaú Installment with Interest Market Share Customer 8.2% We are leaders in the satisfaction 85.1% 6.6% Revolving Credit + Overdue Loans Brazilian credit card Global NPS—Business Market Mar-21 vs. Aug-18 Data base: Dec-20 (1) Considers only credit cards issued to current account holders of Branches, Uniclass e Personnalité. (2) Considers credit, debit cards and pre-paid. (3) Brazilian Financial System. Note: Data base refers to Dec-20 except household comsuptiom. 43

Our Acquiring business services brand Transaction Volume (R$ million) Our 1Q21 154,475 Total 131,663 R$131.7 billions 121,858 62,029 50,117 Debit—14.8% (vs. 4Q20) 45,282 + 8.0% (vs. 1Q20) More than 25 card brands credit 92,447 Credit—11.8% (vs. 4Q20) accepted by Rede 76,575 81,546 + 6.5% (vs. 1Q20) machines debit—19.2% (vs. 4Q20) 1Q20 4Q20 1Q21 + 10.7% (vs. 1Q20) Acquiring service revenues (R$ million) 822 thousand 1,106 Clients 964 932 908 +36 points 737 728 642 621 Customer 528 1.3 mn satisfaction POS Global NPS—Business 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 number Mar-21 vs. Aug-18 Note: Data base refers to Mar-21. 44

Our itibusiness iti Itaú + than 100% digital bank 6 MM 70% free and differentiated account clients in of clients are April 2021 between 18 and 35 account opening in up to 4 minutes years old payment account + than + than digital cash withdrawal on ATMs 3 MM 70% PIX (instant transfer) new clients of clients in the active base payments in 2021 with registered PIX key cell phone credit recharge debit card target credit card 84% 15 MM personal credit (beta) of clients without an clients until active account with Itaú the end of 2021 technology stack: state-of-the-art 45

Our business

Insurance

We offer a wide range of insurance products related to life, personal accidents, vehicles and property, credit and travel. Our insurance core activities, which include our 30% equity stake in Porto Seguro, consist of mass-market insurance products related to life and property, and credit.

Ranking[1,2]

	jan-feb/21	jan-feb/20	Model
Total Insurance[3]	4th	4th	
Recurring Insurance Activities[4]	4th	4th	
Life & Personal Accidents	2nd	2nd	*Bancassurance*
Credit Insurance	8th	6th	*Bancassurance*
Pension Plan	3rd	3rd	*Bancassurance*
Premium Bonds	5th	4th	*Bancassurance*
Porto Seguro	2nd	2nd	
Vehicles[5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Home Insurance[5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Other Insurance Activities[6]	5th	5th	
Large Risks[7]	we do not offer this product.		
Health Insurance	we do not offer this product.		

Combined Ratio – Recurring Activities Insurance


49.1%
47.4%
53.2%
58.1%
54.4%
55.2%
52.4%
59.4%
63.9%
59.9%
1Q20
2Q20
3Q20
4Q20
1Q21
Combined Ratio
Extended Combined Ratio

Potential growth in the sector[8]

Chile: 4.5
USA: 11.5

Revenue from insurance operations/GDP (%)


2.9
3.0
3.2
3.3
3.4
3.7
3.8
3.8
3.6
3.8
3.7
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

(1) Source SUSEP, date: Feb-21, includes our 30% equity stake in Porto Seguro. Doesn´t consider Health insurance. VGBL is considered in Pension Plans;; (2) Insurance = Earned Premiums; Pension Plans = Provision for Benefits to be Granted and Premium Bonds =net revenues (3) Recurring insurance activities and other activities; (4) Recurring insurance activities include: Personal Insurance (Life, Personal Accidents, Unemployment, Funeral Allowance, Serious Diseases, Random Events, Credit Life), Housing, Homeowners, Multiple Peril and Travel; (5) Considers only Porto Seguro numbers; (6) Other activities include: Extended Warranty, Large Risks, DPVAT and IRB; (7) The sale of this portfolio was concluded on October 31, 2014. (8) Sector growth potential figures for Chile and USA refer to 2019.

46

Our Insurance business | Open Platform Auto and Fleet Insurance Insurance consultants Life (Individual and Group) Insurance Shop + Health (Group) Multi-channel distribution Manager Whole Life Focused on commissions and fees Cashier Credit Life Internal Internet Banking/Mobile Dental (Individuals and Group) ATM Card Protection Specialized sales force Call Center Premium Bonds Retail Partnerships Homeowners External Vehicle Dealers Travel Digital Partnerships Cellphone Insurance Easy access and convenience to clients Mortgage Multi-channel Broker Platform Corporate lines Guarantee Insurance store Crop Insurance Insurance Retention Post-Sales Analytics Excellence in post- Prepaid health card Marketing Client service Satisfaction sales Auto, Moto, Home and Pet Relationship with clients Assistance 47

Our Pension business plan Open platform Reasons to invest: Concept 1,3,6,9: How much does the client have to save to enjoy a peaceful retirement? 1 Retirement 5 Financial return Years of salary accumulated Age Funds carefully selected 2 Future expenses always keeping the client in 6 Enable easy 1 35 changing of plan 3 45 mind 3 Children education 7 Succession 6 55 4 planning Tax planning 9 65 Technical Provisions R$ Billion 208.4 213.2 207.3 211.3 211.4 216.2 213.0 199.9 204.4 154.8 158.1 161.4 156.5 159.2 158.6 161.0 157.8 151.6 42.8 43.5 44.9 43.8 45.0 45.0 46.7 46.3 41.7 9.0 6.6 6.8 6.8 6.9 7.0 7.2 7.7 8.4 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 Traditional + 27,9% (vs. 1Q20) PGBL + 5,6% (vs. 1Q20) VGBL + 0,8% (vs. 1Q20) 48

Our business

Services | Investments

Itaú

Main products

Funds | Fixed income | Pension Plan | Equities | Real Estate Funds | Treasury Direct | COE | Savings

Investment Open Platform

Third-party products offered

Funds	Fixed income[2]
Fixed Income	CDB
Multimarket	LCA
Equity	LCI
Pension Plan	

Zero-fee products:

Variable Income
Zero custody fee for shares of Itaú Corretora and the stock exchange

Pension Plan
Zero initial and final contribution fees

Fixed Income
Zero custody fee for third party FI via Itaú Corretora

Real Estate Fund
Zero brokerage and custody fee on digital channels

Treasury Direct
Zero custody fee - Itaú Corretora

Itaú Asset Management

The largest private asset manager in Brazil:

R$753 billion[1]
assets under management

+ 60 years
in investment management

12 times
best fund manager by "Guia de Fundos FGV"

Responsible investments

We incorporate ESG issues into our investment process.

PRI

(1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – March - 2021. Considers Itaú Unibanco and Intrag. (2) CDB - Time Desposits. LCA - Rural Credit Bills. LCI - Real Estate Credit Bills

49

Our business
Services | Investments

Itaú

asset management

the most complete product shelf on the market

investments

Mar-21 vs Dec-20 , in R$ billion

	open platform	own products	total
Mar-21	326	1,673	R$2 trillion
	^ 7.1%	^ 1.6%	^ 2.5%

Itaú Asset Management

expansion of product distribution via 16 banks and platforms focus on growth in absolute return products through multi-desk total of 15 desks and R$61 billion of AuM

Itaú portfolio with accelerated funding
R$10.6 billion in the quarter and R$30.8 billion in AuM in March-21

Fund of Funds (FoF)

~ R$270 Bn AuM
largest FoF in Brazil

CAGR
26% p.a.
2017 to 2020

149
managers

+ than 1,300
funds under management

in 1Q21, we launched:
- 9 local products
- 4 international products

transformation in the investment journey

ion Itaú

Personal assistance or digital service - digital experience

new investments app

- available to Itaú clients and non-clients
- differential: fund profitability projection for the next 12 months
- the best digital investment experience

a new advisory model

- transparency: the client knows how the specialist's remuneration works
- offices across the country (12 in operation)
  we are hiring +1.2 thousand specialists
- complete service
  all products in one place
- sophistication and expertise in recommending
  simulations, projections and research

what is to come:

short term — long term

- investment aggregator
- Integrated broker
- transactional journey for fixed income
- account opening

50

Our business

Services | Wholesale Banking

Itaú Empresas

Middle

Annual revenues from **R$30 mn to R$500 mn**

"Focused on clients with the best ratings, with 95% of the credits being rated B3 or better, and with operations in diversified services, such as Cash Management, Foreign Exchange, Investment Banking and Funding."

Itaú BBA

Corporate Banking

Annual revenues over **R$500 mn**

"We offer a broad portfolio of banking products and services, ranging from" cash management "to structured transactions and deals in the Capital Market.

We serve around 4,000 large business groups (includes Agrobusiness) in addition to serving more than 194 financial institutions."

Itaú BBA

Agrobusiness

Large and Regional (medium size + producers)

"We serve more than 2,150 customers in the integrated agribusiness chain, from plants to rural producers, with an emphasis on Targeted products and Foreign Currency, in a portfolio of more than R$30 billion."

Itaú BBA

LatAm

Presence in all banking segments in **Latin America.**

Itaú

Markets, Products & Planning

Treasury operations for the conglomerate.

Itaú BBA

Investment Banking

Leadership position and client recognition

Fixed income

We took part in local operations involving debentures, promissory notes and securitization, which totaling R$2,313 million in 2021, and were ranked second in the ANBIMA (Brazilian Financial and Capital Markets Association) ranking.

Equities

We entered into 17 transactions (including Block Trade) in South America in the first quarter of 2021, which totaled R$6,160 million, and were ranked second in the Dealogic ranking.

Mergers and Acquisitions

In 2021, we provided financial advisory services on 9 transactions in Brazil, with a total value of R$130,600 million and we were once again ranked first in the Dealogic ranking.

Project Finance

In 1Q21, we served as advisor and/or creditor of approximately R$5.8 billion in financing to 15 different infrastructure projects in different sectors.

Ranking	1Q21	2020	2019
M&A[1]	1st	1st	1st
Local ECM[1]	2nd	1st	1st
Local DCM[2]	2nd	1st	1st
International DCM[1]	1st	2nd	3rd
Derivatives Total[3]	1st	1st	1st

(1) Source Dealogic; (2) Source ANBIMA – Brazilian Financial and Capital Markets Association. Information from Mar-21; (3) Source: Cetip. Information from Mar-21.

51

Services Our business | Agribusiness relevant expansion in credit portfolio balance in R$ billion agribusiness 20.5% 46.5 38.6 Agribusiness GDP has + 2x doubled in 10 years, 2.0 representing 27% of Mar-20 Mar-21 Brazil’s GDP in 2020 0.8 main developments and challenges In R$ trillion socio-environmental analysis in agribusiness operations 2010 2020 expansion of the commercial team and geographic coverage evolution of the service model> specialization # clients 463 2,400 development of new products and structures creation of the 2.400 scalability of operations by rural producers agribusiness 2019 2021 target we will partner with meat producers to implement supplier segment traceability and support agroforestry chain sets the stage for a # employees 34 300 strong growth agenda 2.400 total rural in the coming years NPS 71 agro 84 producers 2019 2021 target 52

Our business

Services | Coordinating ESG Issuances for our clients[1]

Issues of ESG bonds coordinated by Itaú Unibanco

Outstanding operation in 2020

Offshore market

In 1Q2021, Itaú BBA coordinated five ESG transactions of Brazilian companies in the offshore market

Sustainability-linked bonds
- USD 500mm for Klabin
- USD 500mm for Movida

Sustainability bonds (green + social)
USD 500mm for Itaú Unibanco
USD 750mm for Amaggi

USD 500mm in Green Bonds to Banco BTG

USD 2.75 billion of ESG bonds coordinated by Itaú BBA in the offshore market

Local market

In 1Q2021, Itaú BBA coordinated six ESG transactions of Brazilian companies in the domestic capital market

Sustainability-linked debentures
BRL 450 mm for Votorantim Cimentos
BRL 150 mm to Allonda

Green debentures for E1 (BRL 150mm) and CTEEP (BRL 673mm)
Green CRI for Grupo Origo Energia (BRL 82mm)
Green CRA for M Dias Branco (BRL 811mm)

More than BRL 2 billion of ESG transactions coordinated by Itaú BBA in the Brazilian domestic capital market

(1) Data base: Jan-21.

53

Our business

Services | Wholesale Banking

Itaú PrivateBank
Itaú Asset Management

WMS

Large range of customized **wealth management** and **investments solutions**

Securities Services

Local Custody: we ended March with R$1,436.1 billion under custody (+4.3% from the volume under custody in the same period of 2020).

International Custody: we ended March with R$144.8 billion under custody (+54.8% from the volume under custody in the same period of 2020).

Corporate Solutions: we are leaders in the bookkeeping of shares, providing services to 208 companies listed on B3, representing 57.8% of the total market, and in the bookkeeping of debentures, we work as a bookkeeper for 340 (27.1%) issuances.

Private Banking

A full global wealth management platform with leadership position in Brazil.
We have been recognized by the world's top international Private Banking market publications:

Private Banker International
Outstanding Global Private Bank - Latin America, 2020

The Banker
Best Private Bank in Brazil, 2020

R$ billion

Evolution of Assets Under Administration[1]

Investment product management for the conglomerate and a full range of investment options to Retail Banking.


849
922
1,002
1,068
1,135
1,290
1,276
1,343
1,407
Mar-17
Sep-17
Mar-18
Sep-18
Mar-19
Sep-19
Mar-20
Sep-20
Mar-21

(1) Includes only Brazil (ex-Latam).

54

Our business
Services | Wholesale Banking

Asset Management

Kinea

It is an independent platform of management of differentiated investments. With R$56,5 billion in assets as of March 2021, it operates in the segments of Multi-Markets, Real Estate, Pension Plan and Private Equity, Stock and Infrastructure.

Asset Management

In March 2021, we reached R$753,5[1] billion in assets under management.
Over 60 years in investment management and 12 times best fund manager by "Guia de Fundos FGV".

Itaú Asset Management (IAM) integrates ESG issues in the investment process:

Timeline of IAM responsible investment practices

- **2008** – Signatory to PRI
- **2009** – ESG issues incorporated into the Proxy Voting policy
- **2010** – Proprietary model to incorporate ESG issues into the analysis of funding fixed income
- **2013** – White paper on the incorporation of ESG issues into the analysis of funding
- **2014** – White paper on the incorporation of ESG into the analysis of corporate securities
- **2015** – Internal study about ESG issues and sovereign bonds
- **2016** – Launching of AMEC Stewardship Code / Latin America
- **2017** – Carbon footprint calculator for funds
- **2018** – White paper on responsible investment through the SDGs lenses
- **2019** – Incorporation of ESG issues into the analysis of more than 95% of assets under management (AuM) of IAM
- **2020** – White paper on responsible investment in the days of COVID-19 and launch of the funds:
  - -Itaú Momento ESG Actions;
  - -Esg International Portfolio;
  - -Itaú Index ESG Water;
  - -Itaú Index ESG Clean Energy.

(1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – March 2021. Considers Itaú Unibanco and Intrag.

55

Our business

Services | ESG at Itaú Asset Management

Itaú Asset Management (IAM)

As asset managers, we are responsible for understanding the risks and opportunities involved in the business.
Integrating ESG issues into business valuation


Environmental dimensions
Water, energy and materials
Biodiversity and land use
Waste, effluents emissions
Climate change
Company
Social dimensions
Relationship with employees
Relationship with suppliers
Relationship with communities
Relationship with clients
Governance dimensions
Board independence and quality
Corporate Governance

99.84% of Assets under Management covered by ESG criteria

ESG product offering

"Momento ESG" Fund
Equity with active management.

ETF ISUS11
Equity that replicates the ISE-B3 portfolio.

ETF GOVE11
Equity that replicates the "Índice de Governança Corporativa Trade - B3" portfolio

Lauched Dec-20 ESG product offering

Itaú Index ESG Água
Variable income fund - water business related.

Itaú Index ESG Energia Limpa
Variable income fund - renewable sources energy related.

Carteira ESG Internacional
Itaú Asset's international assets - ESG investment trends

56

Our business

XP Inc shareholding

Itaú

May 2017 — We announced our **intention** to acquire control of XP Inc. in stages

Aug 2018 — We communicated our **commitment** to BACEN to no longer acquire control

Nov 2020 — We announced the intention to spin off our part of the business in a company **("XPart")**

Dec 2020 — We sold **4.5%** of the capital of XP Inc.

Jan 2021 — **Extraordinary General Meeting** (EGM)

In 2022 — We will acquire[1] **11.38%** of the capital of XP Inc.

On January 31st, the EGM approved the spin off of Itaú Unibanco`s participation[2] in the capital of XP Inc. into "XPart", company to be constituted after the controllers obtain a favorable opinion from the regulatory authority.

After the favorable opinion of the regulatory authority, there is up to 120 days[3] for listing shares on B3 and for the distribution of new shares of XPart. The cut-off date ("ex") and procedures will be given in due course.

Until the cut-off date (close to the listing date)
the shares issued by Itaú Unibanco will continue to be traded with the entitlement to receive shares issued by XPart.

Once the new company is listed,
the shareholders will receive an equity holding in XPart, in the same amount, type and proportion as the shares they hold in Itaú Unibanco.

The shareholders will continue to retain their current equity holding in Itaú Unibanco and will also become shareholders of XPart.

The percentage of XP's capital that will held by XPart
represented 40.52% at 12.31.2020, due to the capitalization of XP in December.

(1) After approval by BACEN; (2) Equivalent to 41.05% of the capital of XP Inc on the base date of September 30, 2020; (3) According to the Brazilian Corporation Law

57

Corporate governance

Corporate governance

History of our Governance

We believe that a sound and meritocracy-based governance, guided towards long-term value creation, adds value to our business, facilitates access to capital and contributes to business continuity.



1995
Stock Option Plan
1999
Inclusion in the Dow Jones Sustainability Index
2001
Level I of Corporate Governance of B3
Election of Independent Board Members
2004
Audit Committee
Creation of Dividend reinvestment program
2006
Certification under section 404 of Sarbanes-Oxley Act
Internal Regulation of the Board of Directors
2007
Voluntary adherence to Abrasca's Manual for Material Information Control and Disclosure
2017
Policy for Nomination of Executives: minimum 30% of independent members in C.A.
Inclusion in the Bloomberg Equality Index
Itaú
2000
Corporate Code of Ethics
Independent Fiscal Council
2002
Disclosure and Trading Committee
Level II ADR Program
Tag Along
1996
APIMECs meetings and Roadshows
2005
Nominating and Compensation Committee
Inclusion in the Corporate Sustainability Index
2008
Corporate Governance Policy
2008
Itaú
Merger
2013
Related Party Committee
2015
Inclusion in the Sustainability Vigeo EIRIS Index – Emerging 70
New Management Structure of Itaú Unibanco Holding
2005
Trading Committee and Policy
Inclusion in the Corporate Sustainability Index
1999
APIMECs meetings
Inclusion in the Dow Jones Sustainability Index
2002
Disclosure Committee and Policy
2007
Certification under section 404 of Sarbanes-Oxley Act
2010
Partners and Associates Program
2012
Digital Assembly
UNIBANCO
2003
Election of Independent Members
2009
Strategy Committee
Risk and Capital Management Committee
Nomination and Corporate Governance Committee
Personnel Committee
2011
Voluntary adherence to the Abrasca's Code of Self-regulation and Best practices of Publicly-Held Companies
Remuneration Committee
1997
Level III ADR
2001
Stock Option Plan
Level I of Corporate Governance of B3

Highlights

2018

- XP Investimentos (XP)

CADE's approval of the acquisition of a minority interest, reaffirming the independence of management – Itaú Unibanco acquired 49.9% of the capital, with 30.1% of the common shares.

- 21 years on the NYSE.
- 50% stock split

with a 50% increase in dividends paid monthly.

- Encouraging diversity and new Vou Como Sou dress code.
- General Data Protection Law as a Priority for Itaú Unibanco.
- 10 years of merger between Itau and Unibanco.
- The Bylaws

Inclusion in the bylaws of the obligation that the majority of the members of the Board of Directors must be non-executive members and at least one third must be independent members.

2019

- The creation of the Social Responsibility Committee

Approved on January 31, 2019.

2020

- Disclosure of the Management Members' Compensation Policy.

59

Corporate Our governance governance structure Egydio de Moreira Souza Family control, with Salles Aranha long-term vision Free Float family family ON PN ON PN 100% 36.73% 81.87% 63.27% 18.13% Cia. E. Johnston 66.36% 33.64% de Participações ON PN 50.00% 0% 33.47% Itaú Unibanco Highly diversified 66.5% participações Free Float* (IUPAR) shareholder base ON PN ON PN ON PN Non-voting shares (PN) 39.21% 0.004% 51.71% 0% 7.76% 99.61% 4.8 billion of shares 19.88% 26.22% 53.04% Traded on B3 74% 50% Brazilians 50% Foreigners 26% Traded on NYSE Itaú Unibanco Holding S.A. Note: ON = Common Shares; PN = Non-voting Shares; (*) Excluding shares held by majority owners and treasury shares. 60 Não Corporativo

Corporate Pillars governance of our Governance management aligned decisions made on Focus on performance with meritocracy-based a collective basis and value creation culture Family control ensuring long-term strategic vision IUPAR • Alignment among shareholders • Defines group’s vision, mission and values • Assesses significant mergers and acquisitions Itaú Unibanco Holding S.A. • Nominates executives to the Board of Directors • Evaluation of performance and admission of family members • Discusses and approves long-term strategies Shareholders’ General Meeting Focus on decision-making, resolving upon high impact topics for the company’s destiny Fiscal Council Responsible for value creation by means of strategic Board of Directors definition Committees Executive Committee Professional management with the implementation of strategy and day-to-day management Disclosure and Trading Committee Não Corporativo 61

Corporate governance

Board of Directors

Our Board of Directors consists of professionals with exceptional knowledge and expertise in different areas of expertise, some of the key differentials of our management.

Main duties

- Defining and monitoring the strategy;
- Assessing mergers and acquisitions;
- Monitoring the Executive Committee performance;
- Appointing officers (meritocracy);
- Approving the budget;
- Defining and supervising risk appetite and policies for capital use;
- Defining and monitoring incentive and compensation models and establishing goals;
- Supervising the technology strategy;
- Defining meritocracy policies;
- Supervising the business operation.

The evaluation process of the Board of Directors is carried out by a third-party. Each director evaluates themselves, the other directors and of the organ as a collegiate.

2 Co-chairmen

Pedro Moreira Salles 2 4 6 7 8
Roberto Egydio Setubal 5 6 8

1 Vice-president

Ricardo Villela Marino 6

9 Members, being 5 Independent members

Alfredo Egydio Setubal 2 4 7
Ana Lúcia de Mattos Barretto Villela 2 4 7
Candido Botelho Bracher[1]
João Moreira Salles 6
Fábio Colleti Barbosa 2 3 4 6 7
Maria Helena dos Santos Fernandes de Santana[1]
Marco Ambrogio Crespi Bonomi 4 5
Pedro Luiz Bodin de Moraes 3 5 8
Frederico Trajano Inácio Rodrigues

Board of Directors Committees

1. Audit Committee
2. Personnel Committee
3. Related Parties Committee
4. Nomination and Corporate Governance Committee
5. Risk and Capital Management
6. Strategy Committee
7. Social Responsibility Committee
8. Compensation Committee

(1) Awaiting approval by the Central Bank of Brazil

62

Board Corporate governance of Directors Committees Our committees report directly to the Board of Directors. Strategic committees 8 since 2004 since 2011 since 2009 since 2009 since 2018 Audit Compensation Personnel Strategy LATAM Strategy committees 100% of the members are independent 100% of the members are non-executive 100% of the members are non-executive 100% of the members are non-executive 60 meetings in the year 5 meetings in the year 4 meetings in the year 5 meetings in the year Council Ensures the integrity of the Promotes discussions on Establishes policies for Proposes budgetary guidelines; The Board of financial statements; incentive and compensation attracting and retaining provides inputs for decision- Assesses the outlooks for the Directors is complies with legal and models; develops talented professionals; making processes; world economy; adopts responsible for regulatory requirements; compensation policies for proposes guidelines for recommends strategic internationally accepted trends, and ensures the efficiency of management members and recruiting and training guidelines and opportunities codes and standards; and electing the provides guidelines for the Board members of the internal controls and risk employees; and establishes employees; and presents long- for investments management goals term incentive programs and internationalization and new of Directors to analyze committees for monitors the culture of business areas creation opportunities one-year terms of meritocracy office. since 2019 NEW since 2013 since 2009 since 2009 since 2017 Social Related Parties Risk and Capital Nomination and Digital Advisory They must have Responsibility 100% of the members are independent Management Corporate Governance Board 12 meetings in the year proven 4 meetings in the year 100% of the members are non-executive 100% of the members are non-executive knowledge in the Defines strategies to Manages transactions 12 meetings in the year 3 meetings in the year Proposes technological respective areas between related parties; and Supports the Board of Periodically reviews the criteria for developments; assesses strengthen our social ensures equality and client’s experience; and of work and responsibility; monitors the Directors; establishes the risk nomination and succession; transparency for these appetite; evaluates the cost of provides methodological support follows world trends technical performance and defines the transactions allocation process of the capital and the minimum for the assessment of the Board of qualification return expected; allocates Directors and Chief Executive Rouanet Law compatible with capital; oversees risk Officer; nominates members of the their duties. management and control; Board of Directors and Senior Vice improves risk culture and Presidents (Diretores Gerais); and complies with regulatory analyzes potential conflicts of requirements interests 63

New Corporate governance Executive Committee Since the beginning of 2021, this group has the mission to lead the bank’s operations and transformation, in line with the priority fronts of customer satisfaction, efficiency, digitalization and focus on growth. even closer to Candido Milton Bracher Maluhy Filho the business Former-CEO New CEO areas New composition of the executive committee and responsibilities simplifying the Business Support Alexandre Zancani Flávio Souza—Presidente do Itaú BBA Alexsandro Broedel—CFO operation and Auto loans, mortgage, “consorcio”, Commercial bank, CIB, ECM and DCM, Finance and investor relations, real estate management model credit for individuals and recovery, research and wholesale credit assets and procurement among others André Sapoznik Pedro Lorenzini¹ Leila Melo Treasury, asset products and Legal, ombudsman, institutional Payments, operations, service client desks, macroeconomics communication, sustainability and allowing more and marketing and operations in South America government relations autonomy and speed André Rodrigues Ricardo Guerra Matias Granata—CRO Retail banking, digital channels, UX, Technology Market, credit and operational risks, capital in decision making insurance and SME finance management, corporate security, compliance and AML Carlos Constantini Sergio Fajerman Wealth Management & Services (WMS) People (1) Awaiting approval by the Central Bank of Brazil 64

Corporate governance

Partners and Associates Program

Aiming at aligning the interests of our officers and employees with those of our shareholders, we maintain a partner and associate' program, focused on management members and employees with outstanding performance.

Long-term incentives

The program offers to participants the opportunity to invest in our non-voting shares (ITUB4), receiving a return also in shares, **sharing short, medium and long-term risks.**



Net variable compensation
ITUB4
The investment must be retained for:
50%
3 year
50%
5 years



Partners and associate receive a return on the investment in the program
70% associates
50% partners
Available for sale
30% associates
50% partners
Available for sale
grant year
year 1
year 2
year 3
year 4
year 5
year 6
year 7
year 8
(delivery of 50%)
(delivery of the remaining 50%)
Shares received will remain unavailable for sale for five and eight-year term as from each investment in shares

Partners
Eight-year term of office
Eligible to successive reappointments
Possibility to invest 50% to 100% of net variable compensation

Associates
Four-year term of office
Eligible to two reappointments (maximum 12-year term)
Possibility to invest 35% to 70% of net variable compensation

The partners program **may also consider other instruments derived from shares**, as opposed to actual shares.

The share price considered at the grant and delivery dates is **calculated on the seventh business day before of each event**, considering the average closing price in the 30 days prior to the calculation.

Any partners and associates shares not yet received will also be **subject to reduction proportional** to a possible reduction in the realized recurring managerial result of the Issuer or of the applicable business area.

65

Corporate governance

Our shares

Our capital stock is comprised of 9.8 billion common shares (ITUB3) and non-voting shares (ITUB4). Non-voting shares are also traded as depositary receipts (ADR - ITUB) on the NYSE (New York Stock Exchange).

Characteristics of our shares

	ITUB3	ITUB4	ITUB
Stock Exchange	B3 Brasil Bolsa Balcão	B3 Brasil Bolsa Balcão	NYSE
Price[2]	R$25.11	R$27.97	US$4.96
Voting right	✓		
Priority dividends[3]		✓	✓
Additional payout[4]	✓	✓	✓
Tag Along[5]	80%	80%	80%

Appreciation of R$ 100 invested

on the date before the announcement of the merger (10/31/08) to March 31,2021


ITUB4 - with dividend reinvestment
Bank basket with dividend reinvestment¹
IBOVESPA Index
Dollar
CDI
100
501
440
313
295
269
Oct-08
Oct-10
Oct-12
Oct-14
Oct-16
Oct-18
Mar-21

Source: Economatica

(1) Simple average of the three largest Brazilian banks ex Itaú Unibanco; (2) Closing price as of March 31, 2021. Source: Economatica. (3) The non-voting shares will have the right to the priority minimum annual dividend (R$0.022 per share). (4) Additional payments may be made in dividends or interest on capital. ADR holders will be paid by the Custodian Bank, which will be responsible for paying the holders in an average time 10 days as from the payment in Brazil. (5) Mechanism for protecting minority shareholders in the event of a change in the Company's shareholding control.

66

Capital and risk management

Our Capital and principles risk management of risk management and The the Board guidelines of Directors involving is our the main institution’s capital management level of capitalization. body, responsible for approving our institutional capital management policy Capital adequacy capital, We adopt using a forward the following -looking pillars: approach when managing our Through our internal capital adequacy assessment process (ICAAP), we evaluate our capital adequacy for addressing risks, identification of the material risks and the evaluation of additional capital represented by our regulatory capital for credit, market and operating risks, and the capital required for covering other preparation of the capital plan, in situations of both normality and stress risks. To ensure our solidness and the availability of capital to internal capital adequacy assessment support the growth of our business, our Referential Equity remains above the minimum levels required by the Central structuring of the capital contingency and recovery plans Bank. preparation of managerial and regulatory reports Main indicators ascertained based on the Prudential Conglomerate on base date March 31, 2021 Basel Ratio Referential Equity Dividends and IOC in 1Q21 14.5% R$155 billion R$1,284 million (net of taxes) 68

Capital Basel and risk III management and Capital structure Our current ratio Basel III requirement 14.5% 1.5% Tier II 2.0% Total Capital (10.25%—12.75%) Additional Tier I Capital (AT1) 1.7% 1.5 % Tier I (8.25%—10.75%) CET 1 (6.75%—9.25%) Countercyclical² 0 – 2.5% ACP¹ Systemic³ 1.0 % Conservation4 1.25% 11.3% Common Equity Tier I 4.5% Mar-21 (1) ACP = Additional Principal Capital. (2) Countercyclical ACP: defined by each Central Bank. BACEN and currently set at 0%. (3) Systemic ACP: Requirement required for systemically important banks at domestic (D-SIBs) or global (G-SIBs). For Itaú Unibanco, this requirement is 1.0%. (4) Regulatory change implemented: conservation ACP from 2.5% to 1.25% from April 2020 to March 2021. As of April / 21, the conservation ACP will gradually increase, remaining again at 2.5% in April / 22. (CMN Resolution 4,783). 69

Capital Capital and risk management cost management We are continually striving to manage our capital allocation efficiently through an appropriate capital cost. The Board of Directors, then, Board of Directors deliberates on and approves the changes or the ratification of the cost of own capital When the monitoring indicators of the CoE exceed the monitoring range, the committee evaluates the indicators and decides whether to propose a revision of the capital cost to the Board of Directors. Monitoring is based on in-house models, market data and evaluations of the cost of the bank’s capital and that of the market. Risk and Capital The cost of own capital is monitored monthly by Management a committee that reports to the Board of Directors. Committee 70

Capital and risk management

How are we structured for managing risks?

Itaú

A classical model with three lines of defense: the business areas bear primary responsibility for risk management, followed by the risks area and, lastly, the audit area subordinated to the Board of Directors.

Capital and Risk Management Committee
Pedro Bodin[1]

Monitoramento mensal do Apetite de Riscos

Board of Directors
Pedro Moreira Salles
Roberto Egydio Setubal

Audit Committee
Gustavo Loyola[1]

Discussion of metrics and the outcome of Risk Appetite, as well as the main risk topics

Internal Audit
Paulo Miron

3rd line of defense

Independent review of the activities in which the institution is engaged

Itaú Unibanco Holding
Milton Maluhy

André Rodrigues
- Retail banking, digital channels, UX, insurance and SME finance

Alexandre Zancani
- Auto loans, mortgage, "consorcio", credit for individuals and recovery, among others

Carlos Constantini
- Wealth Management & Services (WMS)

Flavio Souza
President of Itaú BBA
- Commercial bank, CIB, ECM and DCM, research and wholesale credit

Pedro Lorenzini
- Treasury, asset products and client desks, macroeconomics and operations in South America

André Sapoznik
- Payments, operations, service and marketing

Alexsandro Broedel (CFO)
- Finance and investor relations, real estate assets and procurement

Matias Granata (CRO)
- Market, credit and operational risks, capital management, corporate security, compliance and AML

Sergio Fajerman
- People

Leila Mello
- Legal, ombudsman, institutional communication, sustainability and government relations

Ricardo Guerra
- Technology

1st line of defense

Manages the risks these generate, with responsibility for identifying, assessing, controlling and reporting

2nd line of defense

Ensures that the risks are managed and sustained on the principles of risk management:
- Risk Appetite
- Policies
- Procedures
- Dissemination of the risk culture in the business

(1) Independent member.

71

How Capital and risk do management we establish our risk appetite? maximize Risk appetite the defines creation the of value. nature and level of the risks acceptable to our organization, delimiting the conditions in which our management will strive to The policy is drawn up and approved by the Board of It is monitored, discussed and reported on a regular basis to the Directors executive levels, the Board of Directors and the Audit Committee Where is Risk Risk Appetite Board of Directors Declaration by the BD: “We are a universal bank operating mainly in Latin Appetite inserted? Executive Level America.With the support of our risk culture, we operate to strict standards Global Limits of ethics and regulatory compliance in the search for high-level results and Specific growth with low volatility, through long-standing relationships with our Limits clients, correct pricing of risks, diversified sources of funding and proper use ofcapital.” Competencies and Policies 5 dimensions that underpin our risk management structure Capitalization Liquidity Credit, Market and Business Operational risk Reputation stipulates that we must have stipulates that our liquidity establish concentration limits, foster the is centered on controlling deals with risks that could enough capital to protect us from should weather long diversification of revenues in the search operational risk events that impact our brand value and a stress event without adjusting periods of stress. to ensure low volatility in our results and could have an adverse impact reputation. our capital structure. the sustainability of our business. on our strategy. ï,§greatest credit risksï,§operational risk events and ï,§suitability indicators losses incurredï,§Capital ratios in normal and ï,§LCRï,§highest exposuresï,§media exposure stress situationsï,§information technology metricsï,§NSFRï,§concentration by sectors, ‘ ï,§follow-up on client complaints Examplesofï,§ratings on debt issues countries and segmentsï,§regulatory complianceï,§market risk concentration Não Corporativo 72

Capital Our and risk risk management management principles Risk risk and appetite metrics, consists and coordinates of a 4-layer the structure: set of guidelines principles on of the risk assumption management, of risks. declaration by the Board of Directors, magnitude of the The the employees principles of of risk Itaú management Unibanco Holding define work the fundamentals and take decisions. of risk management and risk appetite based on 6 pillars, providing guidance on how Sustainability and customer satisfaction Risk Culture Pricing of risk we want to be the leading bank in sustainable our risk culture extends beyond policies, procedures we operate with and assume business risks we know performance and in customer satisfaction. We strive and processes, strengthens the individual and and understand, avoiding risks we are not familiar to create shared value for our employees, clients, collective responsibility of all employees, so that with or in which there is no competitive advantage, shareholders and society, ensuring the perpetuity of they do the right thing at the right time and in the carefully evaluating the risk-return ratio. our business. correct manner, respecting the ethical way of doing business. Diversification Operational excellence Ethics and respect for regulations we have a low appetite for volatility in our results, we want to be an agile bank with a robust and stable For us, ethics are non-negotiable. We foster a which is why we operate with a diversified base of infrastructure, to provide a high-quality service. proper institutional environment, instructing our clients, products and businesses, striving to employees to cultivate ethics in relationships and diversify the risks to which we are exposed and business and to abide by the rules, thereby prioritizing lower risk business. defending our reputation. 73

Capital Market and risk management Risk and Liquidity Management Solid management of liquidity and market risk Average VaR¹ in the quarter Liquidity Coverage Ratio (LCR) Net Stable Funding Ratio (NSFR) 432.7 397.1 375.0 126.0% 122.5% 123.6% 125.0% 173.5% 191.0% 271.0 164.0% 165.5% 116.8% 1Q18 1Q19 1Q20 1Q21 Mar-18 Mar-19 Mar-20 Mar-21 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 (1) VAR = Value at Risk. 74 Não Corporativo

Capital Corporate and risk management Security Mindset Constant concern about risks Integration with Business and Benchmark with the market with an expanded view of Technology risk and vulnerability testing throughout the perimeter. Presence with the IT and Business teams in the risk assessment of new products and services. Market leadership Security Governance Dialogue and vision of trends with the main Effectiveness and adequacy of our controls stakeholders and regulatory bodies in the category. based on clear and objective policies. Employees’ Sustainable and Efficient Solutions Security as a Strategy Automation of cyber security with the use of Analytics, Preparation for the future with Research & guided by the main frameworks of Information Security. Development of controls and technologies. protect by design process discipline human capital › Secure development › 24X7 Operations Center › Attraction, training and retention program › Secure infrastructure architecture › Prevention, detection and response to threats › Continuous search for international benchmarking › Data observability › Constant blue team x red team exercises › Integration with the business › Frequent and controlled pen testing › SI certified team 75

Information Capital and risk management Security Our processes guarantee the care and focus necessary to protect our environment ... vulnerability management and technological infrastructure to face the adherence to security standards in a constant evolution of cyber threats technological environment application of corporate principles and internal and external intrusion tests and scans guidelines for the protection of information in the environment, in order to reduce the risks of and intellectual property Projects attacks, image, exposure and information leakage and architecture of solutions and products with administration of security tools with a certified and the highest degree of security together with Operations specialized team in the most diverse technologies the business and technology areas Governance maintaining the safety of current products, monitoring and handling all types of attacks allowing for safe and efficient expansion and security incidents Não Corporativo 76

E&S Capital and Risk risk management Management Our E&S management guidelines are based on institutional issues and cover the most significant risks of our operation through specific procedures. We identify, measure, mitigate and monitor the risks of Excluded Activities Policy social and environmental character in joint action by the Risk areas, Sustainability and Compliance, taking into account the principles of relevance and proportionality in business analysis Specific criteria must be met to keep on client and supplier relationships. Excluded activities that are understood to go Materiality Proportionality against our values are: Risk exposure Complexity • Use of compulsory labor; • Use of child labor in disagreement with legislation; and • E&S impact • Financial volume • Exploitation of prostitution, including child • Client segment • Product/Structure prostitution. • Supplier spending • Term In 2020 we approved a strategy that will result in the gradual reduction, by 2025, of Itaú’s credit exposure to clients whose activities are related to tobacco, such as agricultural producers that exclusively grow this crop, and cigarette manufacturers. Não Corporativo 77

Credit Capital and risk management approval criteria The Environmental and Social Risk Policy determines the environmental and social criteria that must be observed for the grant and renewal of credit to clients and for contracting and monitoring products. Corporations and Agricultural Producers Sensitive Industries We apply an environmental and social assessment methodology that distinguishes the environmental and social risk profile of clients within the same industry: • Mining For the purpose of helping decision-making on credit, clients Steel and iron and metallurgy • from the corporate segment have an environmental and social • Oil and gas risk rating that directly affect our risk rating models and, • Textile therefore, the pricing of their operations. • Pulp and paper For clients that operate in the industries that are part of our list • Chemical and petrochemical • Agribusiness –Agricultural Producers of Sensitive Industries, the risk rating is the result of the • Agribusiness –Meatpacking plants application of an individualized ESG analysis methodology. • Agribusiness –Pesticides and fertilizers Specifically for Agricultural Producers, the analysis • Wood methodology includes the cross-referencing of public • Electric energy deforestation databases and georeferenced reports on their • Real estate land. There are specific rules for credit approval, such as the restriction to some credit lines and approval by higher authority levels for: • Arms industry • Tobacco industry/Agribusiness—Tobacco Não Corporativo 78

Credit Capital and risk management approval criteria The Environmental and Social Risk Policy determines the environmental and social criteria that must be observed for the grant and renewal of credit to clients and for contracting and monitoring products. Real Estate Guarantees Specific Products and Operations Approval authorities: The existence of environmental and social New products, as well as the structuring of In accordance with our Environmental and Social liabilities, including contamination, is specific operations, including those related to Policy for Corporate Credit, the technical assessed prior to the establishment of urban projects, are subject to an environmental and departments assess and classify the and rural real estate guarantees. In some social risk assessment before their operation environmental and social risk according to its cases, these liabilities are taken into and/or contracting. This assessment may potential impact: high, medium and low. consideration for the purpose of appraising include an Action Plan that will be monitored Project finance: the guarantee and the replacement of the with the client over the term of the financing. real estate property may be requested. We observe criteria defined according to the type of operation/project based on the Environmental and Social Risk Policy or the Equator Principles. Não Corporativo 79

Financial highlights

quarter highlights 1Q21 vs. 4Q20 change credit recurring portfolio mortgages for auto loans for agribusiness managerial individuals individuals segment R$906.4 Bn results 12.1% 4.5% 11.2% 4.2% R$6.4 Bn 18.7% margin with cost of margin with non-interest clients credit the market expenses recurring R$16.2 Bn R$4.1 Bn R$2.5 Bn R$12.4 Bn 1.0% 31.9% 57.1% 6.6% managerial ROE digital clients + than 5 million 18.5% acquisition total clients in March 2021 2.4 p.p. + 3.7 million + than 2 million in 1Q21 new clients in 1Q21 81 financial margin with clients financial margin with clients risk-adjusted financial margin with clients annualized average margin—consolidated annualized average margin—Brazil 9.2% 11.1% 8.4% 10.2% 7.5% 7.3% 7.3% 9.0% 8.6% 8.5% 5.4% 6.2% 6.2% 4.3% 4.4% 4.5% 5.2% 5.4% 3.7% 4.1% 1Q20 2Q20 3Q20 4Q20 1Q21 1Q20 2Q20 3Q20 4Q20 1Q21 change in the financial margin with clients In R$ billions R$0.2 Bn 16.0 15.1 0.4 15.1 1.1 16.2 (0.9) (0.1) (0.2) (0.05) (0.05) 4Q20 4Q20 4Q20 product mix 2 asset spreads average volume lower volume of Latin America 1Q21 1Q21 1Q21 working capital1 spread-sensitive calendar days and others3 spread-sensitive working capital1 and others operations operations and others (1) Includes capital allocated to business areas (except treasury), in addition to the corporation’s working capital, (2) Change in the composition of assets with credit risk between periods in Brazil, (3) Others considers the liability financial margin and structured wholesale operations. 82 credit portfolio

In R$ billions	mar-21	dec-20	Δ	mar-20	Δ
individuals	261.3	255.6	2.2%	238.1	9.8%
credit card loans	82.8	86.3	-4.0%	83.8	-1.3%
personal loans	35.6	35.1	1.6%	37.4	-4.6%
payroll loans	56.1	55.3	1.4%	50.3	11.5%
auto loans	24.4	23.3	4.5%	19.4	25.6%
mortgage	62.4	55.7	12.1%	47.2	32.4%
very small, small and middle market loans	128.3	127.6	0.6%	104.5	22.7%
banking loans	106.7	105.3	1.3%	104.5	2.1%
government sponsored/guaranteed facilities	21.6	22.3	-3.2%	-	-
individuals + SMEs loans	389.6	383.2	1.7%	342.6	13.7%
corporate loans	279.0	269.0	3.7%	250.2	11.5%
credit operations	185.6	179.0	3.7%	171.9	8.0%
corporate securities	93.4	90.0	3.7%	78.3	19.3%
total Brazil	668.6	652.2	2.5%	592.8	12.8%
Latin America	237.8	217.3	9.4%	195.6	21.6%
total with financial guarantees and corporate securities	906.4	869.5	4.2%	788.3	15.0%

credit[1] origination

	1Q21 vs. 4Q20	1Q21 vs. 1Q20
individuals	- 9%	+ 19%
very small, small and middle market	- 21%	- 11%
corporate	+ 4%	+ 7%
total Brazil[2]	- 7%	+ 5%
private securities issuance[3]	- 65%	+ 31%

change in personal loans portfolio

	Mar-21 vs. Dec-20	Mar-21 vs. Mar-20
personalized credit	- 8%	+ 23%
overdraft	+ 13%	- 29%
installment credit	+ 16%	- 25%

Note: (1) Does not consider origination of credit card, overdraft, debt renegotiation and other revolving credits. Average origination per working day in the period, except for private securities issuance, (2) Does not include private securities issuance, (3) Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes).

83

loan portfolio reprofiling Individuals, very small and small companies reprofiled portfolio by product balance at March 31st 2021—in R$ billions In R$ billions individuals very small and small companies 53.5 50.8 46.0 R$ 34.8 billion R$ 11.2 billion 9.5% 13% 9%¹ Mar-21 vs. Dec-20 R$ billions R$ billions Sep-20 Dec-20 Mar-21 mortgage 15.2 working capital 9.9 personal loans 13.2 auto loans 1.3 auto loans 3.5 Reprofiled portfolio represents credit cards 2.0 5% of total credit portfolio Payroll loans 0.9 portfolio 100% 54% are 79% in ratings March 31st, 2021 risk profile performing collateralized AA to C performing 78.3% At the end of non-overdue portfolio In February within grace period 3.0% 2020 March 2021 81.2% 8.6% overdue between 15-90 days Overdue over 90 days 10.2% (1) On the total portfolio of very small, small and middle market companies. 84 credit quality cost of credit¹ coverage ratio – 90 days NPL % ratio between the annualized cost of credit and the loan portfolio²—(%) 1013% 952% Wholesale 920% 5.3% Brazil 519% 835% 3.9% 3.0% 638% 470% 2.8% 1.9% 443% Latin 341% 339% 320% America 247% 298% 10.1 7.8 239% 281% 6.3 6.0 4.1 Total 253% 236% 230% Retail 193% 212% 1,2 Brazil 1Q20 2Q20 3Q20 4Q20 1Q21 ma Mar- /20 Jun j / -20 Sep set/ -20 d Dez/ c-20 ma Mar- /21 15—90 days NPL—% *ex reprofiled 90 days NPL—% *ex reprofiled 3.5% portfolio 5.1% 5.0% portfolio (Mar-21) (Mar-21) 3.0% 3.0% 2.8% 4.3% 4.2% 3.9% 2.6% 2.4% 2.0% 3.5% 2.4% 3.2% 2.0% 2.0% 3.1% 3.2% 2.4% 1.9% 2.0% 2.7% 2.7% 2.7% 1.9% 1.9% 2.6% 2.5% 1.8% 2.3% 2.2% 2.3% 1.9% 1.8% 2.0% 2.0% 1.2% 1.7% 1.7% 2.3% 1.7% 1.8% 1.6% 1.4% 1.7% 0.8% 2.0% 1.0% 1.5% 1.4% 1.2% 1.3% 1.1% 1.1% 0.9% 0.7% 0.7% 0.7% 0.6% 0.5% 0.5% 0.4% 0.4% Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 individuals Brazil total very small, small and middle market companies Latin America corporate (1) Provision for Loan Losses + Recovery of Loans + Impairment + Discounts Granted, (2) Average loan portfolio balance with financial guarantees provided and corporate securities considers the last two quarters. 85 commissions and insurance

In R$ billions

	1Q21	4Q20	Δ	1Q20	Δ
credit and debit cards	2.9	3.1	-7.1%	3.0	-4.5%
card issuance	2.3	2.4	-4.8%	2.3	-0.9%
acquiring	0.6	0.7	-14.7%	0.7	-15.7%
current account services	1.8	1.9	-3.5%	2.0	-7.6%
asset management[1]	1.3	1.4	-7.2%	1.5	-10.6%
advisory services and brokerage	1.2	1.2	6.9%	0.9	33.2%
credit operations and guarantees provided	0.6	0.6	0.3%	0.6	-1.4%
collection services	0.5	0.5	-3.5%	0.5	4.1%
other	0.4	0.4	0.7%	0.3	24.2%
Latin America (ex-Brazil)	0.8	0.8	4.5%	0.7	14.3%
commissions and fees	**9.6**	**9.9**	**-2.9%**	**9.5**	**0.5%**
result from insurance operations[2]	**1.5**	**1.4**	**5.5%**	**1.6**	**-5.4%**
commissions, fees and result from insurance	**11.0**	**11.2**	**-1.9%**	**11.1**	**-0.3%**

investment banking ranking[3]

1st place — **M&A**

R$130.6 billion

financial advisory services in 9 transactions

advisor of the largest M&A in Brazil (ex-financial institutions).

1st place — **ECM**

R$6.2 billion

volume issued in 17 transactions

highlight for tech companies' transactions

building and execution of the strongest pipeline in the history of the investment bank mainly in capital market transactions

most active 1st quarter in capital market history
intense volume of IPOs compared to previous years

(1) Includes fund management fees and "consórcio" management fees, (2) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims and selling expenses, (3) Source: Dealogic, March-21.

86

non-interest expenses # employees In R$ billions 1Q21 4Q20 Ä 1Q20 Ä 1,809 mar/21 vs. mar/20 personnel (4.9) (5.2) -5.9% (4.6) 5.8% 95,288 96,540 97,097 administrative (4.0) (4.4) -8.7% (4.0) -0.9% -1,848 Brazil other (1) (1.5) (1.7) -9.6% (1.8) -17.2% 74,474 72,932 72,626 (ex-technology) total—Brazil (10.4) (11.3) -7.6% (10.5) -0.8% -499 outside Brazil (2) 13,181 12,621 12,682 Latin America (ex-Brazil) (2.0) (2.0) -1.2% (1.6) 30.2% + 4,156 10,987 11,789 7,633 IT team non-interest expenses (12.4) (13.3) -6.6% (12.1) 3.2% Mar-20 Dec-20 Mar-21 quarterly change, highlighting investments 1Q21 vs. 4Q20 R$ 0.9 Bn (13.3) 2.0 (0.1) (11.5) 0.5 (2.0) (12.4) (11.3) (0.2) 0.5 0.1 (10.4) 4Q20 Latin 4Q20 investment in investment in Brazil with efficiency seasonality other 1Q21 Latin 1Q21 America Brazil technology business investments program Brazil America 1Q21 (1) Includes operating expenses and other tax expenses (Includes IPTU, IPVA, IOF and others. Does not include PIS, Cofins and ISS), (2) Does not consider overhead allocation. 87 capital 13.2% + 0.5% -0.1% -0.2% -0.4% 13.0% 1.7% 1.7% 11.5% 11.3% Dec-20 net income dividends and interest prudential risk weighted Mar-21 tier I capital on own capital adjustments¹ assets tier I capital Common Equity Tier I (CET I) Additional Tier I (AT1) (1) mainly tax credits. 88

2021 guidance * the ranges of our 2021 forecast remain unchanged Consolidated Brazil¹ total credit portfolio² Growing 5.5% to 9.5% Growing 8.5% to 12.5% financial margin with clients Growing 2.5% to 6.5% Growing 3.0% to 7.0% financial margin with the market Range from R$4.9 bn to R$6.4 bn Range from R$3.3 bn to R$4.8 bn cost of credit³ Range from R$21.3 bn to R$24.3 bn Range from R$19.0 bn to R$22.0 bn commissions and fees and results 4,5 Growing 2.5% to 6.5% Growing 2.5% to 6.5% from insurance operations non-Interest expenses Range from -2.0% to 2.0% Range from -2.0% to 2.0% effective tax rate Range from 34.5% to 36.5% Range from 34.0% to 36.0% * The midpoint of the projections would imply an ROE of around 17.6%, taking into account other assumptions. This information should not be understood as a projection. (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling 89 expenses; (5) 2021 guidance does not consider XP Inc. equity result starting in February 2021.

Additional information

Corporate profile Additional information

A Additional History Information of Successful Strategic Deals¹ Acquisition of the remaining 50% of: Uruguay Retail—Brazil NACIONAL Acquisition of the Banco Itaú BMG Consignado Casa minority interest of: Moreira Salles Acquisition of a 1924 minority interest in: Unibanco 1995—1998 2000—2003 2004—2007 Merger 2008 2009—2020 Itaú 1943 Foundation of Banco Itaú Alliance with: BEG Banco del Buen Ayre (1) Includes mergers, acquisitions, joint-ventures and partnerships. 92 Não Corporativo

Capital and risk management Additional information

Additional Information

Capital Ratios (BIS) | Prudential Conglomerate [1]

In R$ millions, end of period	1Q21	4Q20
Core Capital	121,025	119,960
Tier I (Core Capital + Additional Capital)	139,552	137,157
Referential Equity (Tier I and Tier II)	155,280	151,244
Total Risk-weighted Exposure (RWA)	1,072,193	1,042,207
Credit Risk-weighted Assets (RWA_{CPAD})	963,403	921,934
Operational Risk-weighted Assets (RWA_{OPAD})	82,026	92,792
Market Risk-weighted Assets (RWA_{MINT})	26,764	27,481
Core Capital Ratio	11.3%	11.5%
Tier I Ratio	13.0%	13.2%
BIS (Referential Equity / Total Risk-weighted Exposure)	14.5%	14.5%

(1) Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits.

94

Additional Ratings Information FitchRatings International National Viability Support Local Currency Foreign Currency Long Term Short Term Long Term Short Term Long Term Short Term bb 4 BB B BB B AAA (bra) F1+ (bra) Moody’s International National Subordinated Debt Senior Unsecured Debt Issuer Issuer Foreign Currency Foreign Currency Local Currency Long Term Long Term Long Term Short Term Long Term Short Term Standard (P) B1 (P) Ba3 Ba3 NP A1. br BR-1 & Poor’s International National Local Currency Foreign Currency Long Term Short Term Long Term Short Term Long Term Short Term BB- B BB- B brAAA brA-1+ Não Corporativo 95

Financial Highlights Additional information

Additional Information

1Q21 Results

In R$ billions	1Q21	4Q20	Δ	1Q20	Δ
operating revenues	**30.0**	**29.2**	**2.9%**	**29.2**	**2.8%**
managerial financial margin	18.6	17.6	6.0%	17.8	4.7%
financial margin with clients	16.2	16.0	1.0%	17.0	-5.1%
financial margin with the market	2.5	1.6	57.1%	0.8	223.8%
commissions and fees	9.6	9.9	-2.9%	9.5	0.5%
revenues from insurance	1.8	1.7	5.2%	1.9	-3.0%
cost of credit	**(4.1)**	**(6.0)**	**-31.9%**	**(10.1)**	**-59.2%**
provision from loan losses	(4.4)	(5.6)	-21.4%	(10.4)	-57.3%
impairment	0.0	(0.8)	-105.7%	(0.1)	-154.0%
discounts granted	(0.4)	(0.4)	-8.1%	(0.3)	53.8%
recovery of loans written off as losses	0.7	0.9	-22.5%	0.7	3.0%
retained claims	**(0.4)**	**(0.3)**	**4.7%**	**(0.3)**	**8.1%**
other operating expenses	**(14.2)**	**(15.2)**	**-6.4%**	**(13.8)**	**3.5%**
non-interest expenses	(12.4)	(13.3)	-6.6%	(12.1)	3.2%
tax expenses and other	(1.8)	(1.9)	-5.2%	(1.7)	5.1%
income before tax and minority interests	**11.3**	**7.6**	**49.1%**	**5.0**	**124.9%**
income tax and social contribution	**(4.4)**	**(2.8)**	**59.1%**	**(1.0)**	**349.9%**
minority interests in subsidiaries	**(0.5)**	**0.5**	**-200.7%**	**(0.2)**	**261.3%**
recurring managerial result	**6.4**	**5.4**	**18.7%**	**3.9**	**63.6%**

97

Segments Additional Information – Income Statement Pro Forma 1Q21 Retail Banking Wholesale Banking Activities with the Itaú Unibanco Market + Corporation In R$ millions Operating Revenues 17,557 8,614 3,858 30,029 Managerial Financial Margin 9,966 5,304 3,364 18,634 Financial Margin with Clients 9,966 5,304 902 16,173 Financial Margin with the Market — 2,461 2,461 Commissions and Fees 5,885 3,190 491 9,566 Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses 1,706 120 4 1,829 Cost of Credit (4,049) (62) (0) (4,111) Provision for Loan Losses (4,219) (216) (0) (4,435) Impairment—48—48 Discounts Granted (345) (65)—(409) Recovery of Loans Written Off as Losses 515 171 (0) 686 Retained Claims (354) (2)—(356) Other Operating Expenses (9,562) (4,350) (317) (14,229) Non-interest Expenses (8,378) (3,927) (141) (12,446) Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,180) (423) (176) (1,779) Insurance Selling Expenses (4) (0) 0 (4) Income before Tax and Minority Interests 3,592 4,200 3,542 11,333 Income Tax and Social Contribution (1,279) (1,620) (1,489) (4,389) Minority Interests in Subsidiaries (102) (126) (318) (546) Recurring Managerial Result 2,210 2,453 1,734 6,398 Recurring Return on Average Allocated Capital 19.4% 17.3% 19.1% 18.5% Efficiency Ratio (ER) 52.3% 48.0% 3.8% 44.6% Não Corporativo 98

Additional Information Results – Brazil and Latin America 1Q21 4Q20 Ä Latin America Latin America Latin America Consolidated Brazil ¹ Consolidated Brazil ¹ Consolidated Brazil ¹ (ex-Brazil) (ex-Brazil) (ex-Brazil) In R$ millions Operating Revenues 30,029 26,077 3,952 29,180 25,890 3,290 2.9% 0.7% 20.1% Financial Margin with Clients 16,173 14,046 2,127 16,020 13,984 2,036 1.0% 0.4% 4.5% Financial Margin with the Market 2,461 1,456 1,005 1,567 1,097 471 57.1% 32.8% 113.7% Commissions and Fees 9,566 8,747 819 9,855 9,071 784 -2.9% -3.6% 4.5% Revenues from Insurance 2 1,829 1,829—1,738 1,738—5.2% 5.2%—Cost of Credit (4,111) (3,706) (405) (6,033) (3,821) (2,213) -31.9% -3.0% -81.7% Provision for Loan Losses (4,435) (3,914) (522) (5,641) (3,307) (2,335) -21.4% 18.4% -77.7% Impairment 48 48—(832) (832)—-105.7% -105.7% -Discounts Granted (409) (398) (11) (445) (433) (12) -8.1% -8.1% -8.2% Recovery of Loans Written Off as Losses 686 557 128 885 751 134 -22.5% -25.7% -4.6% Retained Claims (356) (356)—(340) (340)—4.7% 4.7% -Non-interest Expenses (12,446) (10,353) (2,092) (13,322) (11,176) (2,145) -6.6% -7.4% -2.5% Tax Expenses and Other 3 (1,783) (1,735) (48) (1,882) (1,770) (111) -5.2% -2.0% -56.9% Income before Tax and Minority Interests 11,333 9,926 1,407 7,604 8,782 (1,179) 49.1% 13.0% -219.4% Income Tax and Social Contribution (4,389) (3,915) (474) (2,758) (3,328) 570 59.1% 17.6% -183.1% Minority Interests in Subsidiaries (546) (120) (427) 543 (86) 629 -200.7% 39.0% -167.9% Recurring Managerial Result 6,398 5,891 506 5,388 5,368 20 18.7% 9.8% 2378.4% (1) Includes units abroad ex-Latin America. (2) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (3) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Note: Latin America information is presented in nominal currency. 99 Não Corporativo

Additional Information

Business Model

The allocation of principal capital (Common Equity Tier 1) in the bank's business is made at **12%**, according to our risk appetite.

In R$ billions	1Q21 Total	1Q21 Credit	1Q21 Trading	1Q21 Insurance & services	1Q21 Excess capital	1Q20 Total	1Q20 Credit	1Q20 Trading	1Q20 Insurance & services	1Q20 Excess capital	1Q21 vs. 1Q20 Total	1Q21 vs. 1Q20 Credit	1Q21 vs. 1Q20 Trading	1Q21 vs. 1Q20 Insurance & services	1Q21 vs. 1Q20 Excess capital
Operating revenues	**30.0**	**15.9**	**0.7**	**13.4**	**0.1**	**29.2**	**16.3**	**0.1**	**12.6**	**0.2**	**0.8**	**(0.4)**	**0.6**	**0.8**	**(0.2)**
Managerial financial margin	18.6	12.8	0.7	5.1	0.1	17.8	13.2	0.1	4.3	0.2	0.8	(0.4)	0.6	0.8	(0.2)
Commissions and fees	9.6	3.0	0.0	6.5	-	9.5	3.0	0.0	6.5	-	0.1	(0.0)	0.0	0.1	-
Revenues from insurance [1]	1.8	-	-	1.8	-	1.9	-	-	1.9	-	(0.1)	-	-	(0.1)	-
Cost of credit	**(4.1)**	**(4.1)**	**-**	**-**	**-**	**(10.1)**	**(10.1)**	**-**	**-**	**-**	**6.0**	**6.0**	**-**	**-**	**-**
Retained claims	**(0.4)**	**-**	**-**	**(0.4)**	**-**	**(0.3)**	**-**	**-**	**(0.3)**	**-**	**(0.0)**	**-**	**-**	**(0.0)**	**-**
Non-interested expenses and other [2]	**(14.8)**	**(7.2)**	**(0.2)**	**(7.4)**	**0.0**	**(13.9)**	**(6.9)**	**(0.1)**	**(6.9)**	**(0.0)**	**(0.9)**	**(0.3)**	**(0.1)**	**(0.5)**	**0.0**
Recurring managerial result	**6.4**	**2.7**	**0.3**	**3.4**	**0.0**	**3.9**	**0.0**	**(0.0)**	**3.7**	**0.1**	**2.5**	**2.6**	**0.3**	**(0.3)**	**(0.1)**
Average regulatory capital	139.6	80.2	2.4	51.8	5.2	128.0	72.5	1.6	48.3	5.6	11.6	7.7	0.7	3.5	(0.4)
Value creation	2.1	0.3	0.2	1.8	(0.1)	0.1	(2.2)	(0.1)	2.3	(0.0)	2.0	2.4	0.3	(0.5)	(0.1)
Recurring managerial ROE	18.5%	13.4%	49.9%	26.3%	1.1%	12.8%	0.2%	-3.2%	31.0%	10.5%	5.7 p.p.	13.2 p.p.	53.2 p.p.	-4.7 p.p.	-9.4 p.p.

(1) Resultado de Seguros inclui as Receitas de Seguros, Previdência e Capitalização, antes das Despesas com Sinistros e Comercialização. (2) Inclui Despesas Tributárias (ISS, PIS, COFINS e outras), Despesa de Comercialização de Seguros e Participações Minoritárias nas Subsidiárias.

100

Additional Credit Information Portfolio by Product In R$ billions, end of period 1Q21 4Q20 Ä 1Q20 Ä Individuals—Brazil 1 260.4 254.8 2.2% 237.0 9.9% Credit Card 82.8 86.3 -4.0% 83.8 -1.3% Personal Loans 34.8 34.2 1.6% 36.2 -4.0% Payroll Loans 2 56.1 55.3 1.4% 50.3 11.5% Vehicles 24.4 23.3 4.5% 19.4 25.6% Mortgage Loans 62.4 55.7 12.1% 47.2 32.4% Rural Loans 0.0 0.0 3.7% 0.1 -52.6% Companies—Brazil 1 256.3 253.8 1.0% 221.2 15.8% Working Capital 3 169.6 169.4 0.1% 120.6 40.6% BNDES/Onlending 7.9 8.6 -7.9% 9.8 -18.6% Export / Import Financing 50.2 48.4 3.7% 67.3 -25.4% Vehicles 13.2 12.3 6.6% 9.9 32.5% Mortgage Loans 4.3 4.5 -4.1% 4.6 -5.1% Rural Loans 11.1 10.6 5.1% 9.1 21.4% Latin America 4 221.2 201.9 9.5% 181.5 21.9% Total without Financial Guarantees Provided 737.9 710.6 3.8% 639.7 15.3% Financial Guarantees Provided 75.0 68.9 8.9% 70.3 6.8% Total with Financial Guarantees Provided 812.9 779.5 4.3% 710.0 14.5% Corporate Securities 5 93.4 90.0 3.7% 78.3 19.3% Total Risk 906.4 869.5 4.2% 788.3 15.0% (1) Includes units abroad ex-Latin America; (2) Includes operations originated by the institution and acquired operations; (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other; (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay; (5) Includes Debentures, CRI and Commercial Paper, Rural Producer Certificate, LetrasFinanceiras, investment fund quotas and Eurobonds. Não Corporativo 101

Additional Credit Information Portfolio by Currency ¹ R$ billion Mar-21 309.6 503.4 812.9 Dec-20 286.1 493.3 779.5 Sep-20 301.7 458.7 760.3 Jun-20 300.4 427.0 727.5 Mar-20 284.8 425.2 710.0 Dec-19 232.8 417.0 649.7 Sep-19 240.0 401.7 641.7 Jun-19 228.3 389.3 617.6 Mar-19 224.5 384.5 609.0 Foreign Currency Local Currency (1) Total with financial guarantees provided. Não Corporativo 102

Additional Credit¹ Information Origination | Brazil Base 100 = 1Q18 Total Credit2 – Brazil Credit2—Individuals 5% 19% -7% -9% 187 174 165 173 158 121 132 122 100 100 1Q18 1Q19 1Q20 4Q20 1Q21 1Q18 1Q19 1Q20 4Q20 1Q21 Credit2 – Very Small, Small and Middle Market Credit2 – Corporate -11% 7% -21% 4% 204 211 198 178 157 128 140 115 100 100 1Q18 1Q19 1Q20 4Q20 1Q21 1Q18 1Q19 1Q20 4Q20 1Q21 Note: Do not consider origination of Credit Card, Overdraft, Debt Renegotiation and other revolving credits. (1) Average origination per working day in the period, except for private securities issuance. (2) Does not include private securities issuance. 103 Não Corporativo

Credit Additional Information Portfolio Breakdown Companies Credit Portfolio by Business Sector¹,² Credit Concentration ¹ R$ billion In R$ billions, end of period 1Q21 4Q20 Ä Mar-21 Loan, lease and other Loan, lease, other credit operations Public Sector 4.6 5.5 -15.9% credit operations and securities of companies and Private Sector 454.5 433.6 4.8% financial institutions Real Estate 33.4 31.6 5.9% Food and beverage 27.4 27.4 0.2% Transportation 26.0 23.3 11.6% Risk % of Total Risk % of Total Agribusiness and fertilizers 25.1 25.0 0.4% Largest Debtor 7.3 0.9 17.3 1.7 Energy and water treatment 20.9 19.5 7.2% 10 largest debtors 36.3 4.5 69.7 7.1 Vehicles and auto parts 19.7 17.7 11.3% 20 largest debtors 53.0 6.5 102.9 10.4 Banks and other financial 18.3 19.9 -8.1% 50 largest debtors 84.3 10.4 159.6 16.2 Infrastructure work 15.6 15.0 4.1% 100 largest debtors 116.2 14.3 213.2 21.6 Petrochemical and chemical 12.2 13.0 -5.5% Steel and metallurgy 11.6 9.7 19.3% 1% Telecommunications 11.4 10.9 5.0% 4% Mining 10.6 11.1 -3.8% Pharmaceutical and cosmetics 10.0 7.6 30.3% 6% Electronic and IT 9.8 9.4 5.1% 10% 40% Capital Assets 9.2 9.8 -5.5% Oil and gas 9.0 8.9 1.0% 12% Construction Material 7.0 6.6 5.5% Entertainment and tourism 6.1 5.9 2.4% 11% Wood & Furniture 5.9 5.1 15.1% 16% Services—Other 57.2 53.5 7.0% Commerce—Other 31.6 29.5 7.3% Other Industry and Extractivism Industry—Other 11.8 11.3 4.0% Real Estate and Construction Consumer Goods 64.5 61.9 4.1% Vehicles and Transportation Agriculture and Related Total Other 459.1 439.1 4.6% Banks and other financial institutions Public Sector (1) Includes financial guarantees provided; (2) Industry and Extractivism = Mining (+) Steel and Metallurgy (+) Capital Assets (+) Petrochemical and Chemical (+) Energy and sewage (+) Oil and gas. Consumer Goods = Food and beverage (+) Pharmaceuticals and cosmetics (+) Electronic and IT (+) Clothing and Footwear (+) Wood & Furniture. Vehicles and Transportation = Transportation (+) Vehicles and autoparts. Real Estate and Construction = Real estate agents (+) Construction material (+) Infrastructure work. Agriculture and Related = Agribusiness and fertilizers (+) Sugar and alcohol. Other = Telecommunications (+) Commerce – Other (+) Services – Other (+) Industry – Other (+) Entertainment and Tourism (+) Other. Não Corporativo 104

Credit Additional Information Portfolio by Vintage¹ Profile of credit portfolio by origination period: R$ billion • Older vintages with higher spreads are losing relevance compared to the most recent ones. • 63.1% of total origination was created in the past 12 months. 640 711 738 33.8% 31.9% 32.7% 3.8% 5.0% 4.2% 7.3% 6.0% 9.3% 8.3% 11.2% 11.6% 12.0% 14.2% 12.5% 34.8% 31.7% 29.8% 1Q20 4Q20 1Q21 Actual Quarter (q) q-1 q-2 q-3 q-4 q=<-5 (1) Does not include financial guarantees provided. Não Corporativo 105

Additional LoanInformation Portfolio Mix Change ¹ (%) R$ billion Consolidated mar/21 18.1 16.6 3.3 11.2 4.7 8.5 7.6 30.0 mar/21 25.9 23.7 4.7 16.0 6.7 12.1 10.8 mar/20 26.6 21.7 4.2 18.3 7.9 10.3 11.0 Brazil 2 mar/19 25.3 19.4 4.3 19.7 7.8 11.0 12.5 mar/18 28.2 18.1 4.0 18.3 7.4 11.3 12.6 mar/17 32.7 16.3 4.2 15.9 7.3 10.9 12.7 Corporate Very Small, Small and Middle Market Vehicles Credit Card Personal Loans Latin America 3 Mortgage Loans Payroll Loans (1) Does not include financial guarantees provided; (2) Includes units abroad ex-Latin America; (3) Excludes Brazil. 106

Provision Additional Information for Loan Losses and Cost of Credit Provision for Loan Losses by Segment R$ million 6.8% 4.5% 4.2% 4.7% 4.1% 3.7% 3.8% 3.6% 3.3% 3.4% 3.2% 3.5% 10,398 3.2% 3.0% 2.9% 3.1% 2.4% 808 7,561 5,392 4,948 6,145 6,337 5,641 4,282 4,483 4,111 4,271 2,441 432 4,407 4,922 795 4,435 598 3,904 3,796 4,206 514 701 554 621 1,252 7,149 1,076 2,335 1,410 489 568 638 1,845 522 619 532 248 168 514 423 412 99 393 4,021 4,210 4,461 4,645 4,219 3,550 3,732 3,534 3,482 3,688 3,726 4,922 5,162 3,236 3,165 4,481 -298 -354 -304 -371 -177 -1,339 -306 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 Retail Banking—Brazil Wholesale Banking—Brazil Latin America ex-Brazil Provision for Loan Losses / Loan Portfolio (*)—Annualized (*) Average balance of the loan portfolio, considering the last two quarters. Cost of Credit (Provision for Loan Losses + Recovery of Loans Written Off as Losses + Impairment + Discounts Granted) RR$ million 5.3% 3.9% 3.6% 3.0% 3.3% 3.0% 2.7% 2.9% 2.8% 2.5% 2.4% 2.6% 2.3% 2.1% 2.3% 2.0% 1.9% 10,087 7,770 5,811 6,319 6,033 5,281 4,474 4,495 3,990 4,257 3,788 3,601 3,415 3,804 4,044 4,111 3,263 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 Cost of Credit Cost of Credit / Total Risk (*)—Annualized (*) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters. Note: Includes the consolidation of Citibank as of 4Q17. Não Corporativo 107

Additional Allowance Information for Loan Losses by Risk– Consolidated R$ million Allocation of Total Allowance by Type of Risk -Consolidated Mar-21 10,563 10,911 29,770 51,244 Dec-20 10,618 11,363 30,176 52,158 Mar-20 12,978 11,471 22,634 47,083 Overdue operations according to the Potential Loss Brazilian Central Bank Renegotiations and overdue loans 30,176 29,770 Provision < 100% Renegotiations 650 1,423 22,634 10,104 10,632 12,978 206 87% 35% 2,588 5,465 11,471 11,363 5,222 1,915 10,618 10,563 2,803 10,911 4,745 3,260 790 1,611 1,880 2,053 1,591 1,887 Fully Provisioned 5,962 743 520 3,588 2,857 Overdue 2,651 10,272 1,238 15,878 8,285 8,156 15,326 315 6,273 6,626 6,207 630 11,450 65% 13% 742 5,352 Mar-20 Dec-20 Mar-21 Mar-20 Dec-20 Mar-21 63 Mar-20 Dec-20 Mar-21 1 Includes units abroad ex-Latin America.² Excludes Brazil. Retail—Brazil 1 Wholesale—Brazil 1 Latin America 2 Não Corporativo 108

Non Additional Information Performing Loans Ratios 90-day NPL Ratio| Consolidated (%) 15 to 90-day NPL Ratio | Consolidated—% 4.2 3.7 3.7 3.7 3.3 3.1 3.5 3.4 3.5 3.2 3.2 2.9 2.7 2.6 2.7 2.7 2.7 2.3 3.0 2.6 2.5 2.0 2.0 2.3 2.4 3.4 1.9 2.0 3.1 3.1 2.9 3.0 3.0 3.1 2.7 1.9 1.9 2.7 2.6 2.3 2.4 2.6 2.2 2.3 2.3 2.7 2.3 2.3 2.4 1.8 2.0 1.9 2.0 1.7 1.7 1.8 1.5 1.6 1.4 1.4 1.5 1.7 1.3 1.4 1.2 1.3 Mar-17 Dec-17 Mar-18 Dec-18 Mar-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Mar-17 Dec-17 Mar-18 Dec-18 Mar-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Total Brazil ¹ Latin America ² Total Brazil ¹ Latin America ² 90-day NPL Ratio | Brazil ¹ (%) 15 to 90-day NPL Ratio | Brazil ¹—% 5.3 5.1 5.0 4.9 4.8 4.6 4.4 4.4 4.3 4.2 4.0 5.3 3.9 3.5 3.5 3.4 4.4 3.3 2.9 3.1 3.0 2.8 4.1 2.7 2.4 2.4 2.3 2.3 2.5 3.5 2.4 2.3 2.0 1.9 3.0 1.7 1.6 1.7 1.6 2.7 1.4 1.0 1.1 0.7 2.1 1.9 1.8 1.5 1.6 1.6 1.8 1.8 1.2 1.1 0.8 0.7 0.7 0.9 0.7 1.0 0.5 0.5 0.4 0.6 0.5 0.4 Mar-17 Dec-17 Mar-18 Dec-18 Mar-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Mar-17 Dec-17 Mar-18 Dec-18 Mar-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Individuals Corporate Very Small, Small and Middle Market Companies Individuals Corporate Very Small, Small and Middle Market Companies Note: Considers Citibank’s consolidation as of 4Q17. (1) Includes units abroad ex-Latin America. (2) Excludes Brazil. Não Corporativo 109

NPL Additional Creation Information R$ billion 7.3 6.1 5.7 5.3 5.1 5.0 4.7 5.1 4.9 4.4 3.3 4.5 4.3 3.9 2.8 3.6 3.2 1.2 1.2 2.3 1.3 1.1 0.9 0.4 0.6 0.3 0.3 0.1 1.1 -0.5 0.3 0.4 0.4 0.2 0.0 -0.2 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 Total Retail Banking—Brazil Whosale Banking—Brazil Latin America ex-Brazil Corporativo 110

Provision Additional Information for Loan Losses and NPL Creation by Segment Retail Banking—Brazil R$ billion 221% 145% 153% 113% 108% 104% 102% 91% 95% 7.1 4.0 3.6 4.2 3.9 4.5 4.3 4.5 4.4 4.9 4.9 5.2 4.6 5.1 4.2 4.5 3.2 2.3 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 Wholesale Banking—Brazil 3108% 3108% R$ billion 215% -26% 59% -95% -87% -119% -89% 2.4 1.1 1.8 1.2 -0.2 0.1 0.2 0.3 0.4 0.1 0.4 -1.3 -0.3 -0.4 -0.2 -0.5 0.0 -0.3 -982% 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 Latin America ex–Brazil 362% 367% R$ billion 136% 138% 115% 316% 75% 66% 41% 2.3 0.5 0.4 0.6 0.4 0.6 0.9 1.3 1.1 0.8 1.2 0.8 0.3 1.1 0.3 0.6 0.5 1.3 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 Total 230% R$ billion 143% 226% 122% 99% 83% 93% 93% 73% 4.2 5.1 4.4 4.7 4.9 5.3 6.1 5.0 10.4 7.3 7.6 6.3 2.8 5.6 5.7 4.4 6.1 3.3 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 Provision for Loan Losses NPL Creation Provision for Loan Losses / NPL Creation Não Corporativo 111

Insurance, Additional Information Pension Plan and Premium Bonds In R$ millions 1Q21 4Q20 Ä 1Q20 Ä Earned Premiums 1,131 1,123 0.7% 1,151 -1.7% Revenues from Pension Plan (14) (0)—(5) 190.2% Revenues from Premium Bonds 86 90 -4.0% 107 -19.8% Managerial Financial Margin 16 (96)—(34)—Commissions and Fees 512 537 -4.7% 549 -6.8% Earnings of Affiliates 98 85 15.4% 117 -16.7% Revenues from Insurance, Pension Plan and Premium Bonds 1,829 1,738 5.2% 1,887 -3.0% Retained Claims (356) (340) 4.7% (329) 8.1% Insurance Selling Expenses (4) (6) -29.4% (5) -8.2% Result from Insurance, Pension Plan and Premium Bonds 1,469 1,392 5.5% 1,553 -5.4% Recurring Managerial Result 576 474 21.4% 612 -5.9% Result from Insurance, Pension Plan and Premium Bonds R$ million 1,675 1,706 1,607 1,575 1,629 1,553 1,508 1,469 1,392 5.8% 5.7% 5.8% 5.4% 5.4% 5.4% 5.3% 4.9% 4.8% 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 Result from Insurance, Pension Plan and Premium Bonds Operations Result/Operating Revenues 1 (1) Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. Não Corporativo 112

Balance Additional Information Sheet – Assets and Liabilities Assets 1Q21 4Q20 Äâ^‹ 1Q20 Äâ^‹ R$ million Current and Long-term Assets 2,087,728 2,076,112 0.6% 1,944,900 7.3% Cash and Cash Equivalents 39,369 46,224 -14.8% 71,881 -45.2% Short-term Interbank Investments 252,251 294,486 -14.3% 282,565 -10.7% Securities and Derivative Financial Instruments 659,818 635,947 3.8% 524,349 25.8% Interbank and Interbranch Accounts 74,775 76,124 -1.8% 81,637 -8.4% Loan, Lease and Other Loan Operations 137,577 134,640 2.2% 107,733 27.7% (Allowance for Loan Losses) 687,447 659,149 4.3% 593,459 15.8% Other Assets 236,492 229,542 3.0% 283,277 -16.5% Permanent Assets 37,089 36,474 1.7% 37,598 -1.4% Total Assets 2,124,817 2,112,586 0.6% 1,982,498 7.2% Liabilities 1Q21 4Q20 Äâ^‹ 1Q20 Äâ^‹ Current and Long-Term Liabilities 1,969,123 1,961,718 0.4% 1,843,947 6.8% Deposits 821,379 809,010 1.5% 606,749 35.4% Deposits Received under Securities Repurchase Agreements 261,774 280,541 -6.7% 313,540 -16.5% Fund from Acceptances and Issue of Securities 140,351 136,638 2.7% 154,146 -8.9% Interbank and Interbranch Accounts 61,613 59,147 4.2% 52,075 18.3% Borrowings and Onlendings 88,393 83,200 6.2% 94,909 -6.9% Technical Provisions for Insurance 73,615 79,599 -7.5% 87,909 -16.3% Provisions 17,137 16,250 5.5% 16,704 2.6% Allowance for Financial Guarantees Provided 802 754 6.4% 843 -4.9% Bonds 220,441 223,469 -1.4% 214,565 2.7% Other Liabilities 283,619 273,110 3.8% 302,507 -6.2% Deferred Income 3,346 3,163 5.8% 3,286 1.8% Minority Interest in Subsidiaries 11,979 11,112 7.8% 11,641 2.9% Stockholders’ Equity 140,369 136,593 2.8% 123,624 13.5% Total Liabilities and Equity 2,124,817 2,112,586 0.6% 1,982,498 7.2% Não Corporativo 113

Additional Funding Information • Loan Portfolio mainly funded by domestic client funding • Diversified funding base In R$ millions, end of period 1Q21 4Q20 Äâ^‹ 1Q20 Äâ^‹ Funding from Clients (A) 891,298 881,561 1.1% 700,779 27.2% Demand Deposits 141,657 134,805 5.1% 101,711 39.3% Savings Deposits 183,265 179,470 2.1% 149,600 22.5% Time Deposits 491,630 491,234 0.1% 350,704 40.2% Debentures (Linked to Repurchase Agreements and Third Parties’ Operations) 1,187 1,985 -40.2% 4,166 -71.5% (1) 73,559 74,067 -0.7% 94,598 -22.2% Funds from Bills and Structured Operations Certificates Other Funding (B) 197,722 187,366 5.5% 199,400 -0.8% Onlending 10,803 11,456 -5.7% 10,648 1.5% Borrowings 77,590 71,744 8.1% 84,261 -7.9% Securities Obligations Abroad 66,793 62,571 6.7% 59,548 12.2% Other(2) 42,537 41,594 2.3% 44,943 -5.4% Portfolio Managed and Investment Funds(3) (C) 1,444,898 1,423,641 1.5% 1,302,887 10.9% Total (A) + (B) + (C) 2,533,918 2,492,567 1.7% 2,203,065 15.0% (1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt that are not included in the Tier II Referential Equity. (3) Includes Certificates of Banks Deposits (CDB), Certificates of Agribusiness Receivables (CRA), Certificates of Real Estate Receivables (CRI), Debentures, Agricultural Credit Bonds (LCA) and Real Estate Credit Bonds (LCI). 114 Não Corporativo

Funding Additional Information Ratio between Loan Portfolio and Funding % Funding (Maturity Breakdown) In days 81.2% 76.8% 76.7% 77.5% 75.6% 71.1% 66.3% 66.5% 67.8% 65.1% R$ billion 181-365 1,089 Over to 365 1,010 1,039 1,069 31-180 927 952 7.9% 900 870 897 9.0% 788 711 738 39.7% 657 689 640 43.4% 0-30 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Portfolio / Funding from clients and other funding Portfolio / Funding from clients and other funding net of reserve and cash Loan portfolio Loan portfolio Funding from clients and other funding Funding from clients and other funding net of reserve required by BACEN and Cash Não Corporativo 115

Itaú Unibanco Holding S.A. 1Q21 Institutional Presentation Sao Paulo, May 4th, 2021